Exhibit 2.01

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

1ST FINANCIAL SERVICES CORPORATION

AND

AB&T FINANCIAL CORPORATION

February 16, 2009

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

1ST FINANCIAL SERVICES CORPORATION

AND

AB&T FINANCIAL CORPORATION

THIS AGREEMENT AND PLAN OF MERGER (hereinafter called “Agreement”) is entered into as of the 16th day of February, 2009, by and between 1st FINANCIAL SERVICES CORPORATION (“1st Financial”) and AB&T FINANCIAL CORPORATION (“AB&T”).

WHEREAS, 1st Financial is a North Carolina corporation with its principal office and place of business located in Hendersonville, North Carolina and is the owner of all the outstanding shares of common stock of Mountain 1st Bank & Trust Company (Mountain 1st), a North Carolina state-chartered banking corporation; and

WHEREAS, AB&T is a North Carolina corporation with its principal office and place of business located in Gastonia, North Carolina and is the owner of all the outstanding shares of common stock of Alliance Bank & Trust Company (“Alliance”), a North Carolina state-chartered banking corporation; and,

WHEREAS, 1st Financial and AB&T have agreed that it is in their mutual best interests and in the best interests of their respective shareholders for 1st Financial and AB&T to consummate a merger whereby each of the outstanding shares of AB&T’s common stock would be exchanged for shares of 1st Financial’s common stock, and AB&T would be merged with and into 1st Financial with 1st Financial as the surviving entity in such merger, all in the manner and upon the terms and conditions contained in this Agreement and Plan of Merger and,

WHEREAS, to effectuate the foregoing, 1st Financial and AB&T desire to adopt this Agreement as a plan of reorganization in accordance with the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and,

WHEREAS, the respective boards of directors of AB&T and 1st Financial have determined that it is in the best interests of their companies and their shareholders to consummate the transactions provided for herein and, subject to the provisions of Article VIII of this Agreement, recommend to the respective shareholders of AB&T and 1st Financial that they approve this Agreement and Plan of Merger and the transactions it contemplates.

NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, covenants, and promises herein contained, and subject to the terms and conditions hereof, AB&T and 1st Financial hereby mutually agree as follows:

ARTICLE I

THE PLAN OF MERGER

1.01. Names Of Merging Corporations. The name of the corporation whose shares will be acquired is “AB&T Financial Corporation” and the name of the acquiring corporation is “1st Financial Services Corporation.” Subject to the provisions of this Agreement and Plan of Merger, at the Effective Time (as defined in Paragraph 1.04 hereof), AB&T shall be merged with and into 1st Financial, pursuant to Article 11 of Chapter 55 of the General Statutes of North Carolina (the “Merger”), the separate corporate existence of AB&T shall cease and the corporate existence of 1st Financial, as the surviving corporation in the Merger, shall continue under the laws of the State of North Carolina. 1st Financial, as the surviving corporation in the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.” The corporate existence of 1st Financial as the surviving corporation in the Merger shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger, and the duration of its existence shall be perpetual and unlimited.

1.02. The Merger.

(a) Effect of the Merger. At the “Effective Time” (as defined in Paragraph 1.04 hereof), upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the North Carolina Business Corporation Act, as amended, each share of the $1.00 par value common stock of AB&T (“AB&T Stock”) (other than (i) any shares to which rights of dissent and appraisal are properly exercised as provided below and (ii) any shares held other than in a fiduciary capacity or as a result of debts previously contracted by AB&T, Alliance, 1st Financial, or Mountain 1st) and each share of the no par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of AB&T (“AB&T Preferred Stock”) shall be exchanged for the consideration provided in Paragraph 1.03 hereof (the “Consideration”). At the Effective Time and by reason of the Merger, and in accordance with applicable law, all of the property, assets and rights of every kind and character of AB&T including, without limitation, all real, personal or mixed property, all debts due on whatever account, all other choses in action and every other interest of or belonging to or due to AB&T, whether tangible or intangible, shall vest in the Surviving Corporation, and the Surviving Corporation shall succeed to all the rights, privileges, powers, purposes and franchises of a public or private nature of AB&T, all without any conveyance, assignment or further act or deed; and the Surviving Corporation shall become responsible for all of the liabilities, duties and obligations of every kind, nature and description of AB&T as of the Effective Time.

(b) Articles of Incorporation, Bylaws and Management. The Articles of Incorporation and Bylaws of 1st Financial in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law. The officers and directors of 1st Financial at the Effective Time shall continue to hold such offices and positions of the Surviving Corporation until removed as provided by law or until the election or appointment and qualification of their respective successors.

1.03. Conversion of Stock.

(a) Consideration. Except as otherwise provided in this Agreement, at the Effective Time all rights of AB&T’s shareholders with respect to all outstanding shares of AB&T Stock shall cease to exist and, as consideration for and to effect the Merger, each such outstanding share of AB&T Stock shall be converted, without any action by 1st Financial, AB&T or any AB&T shareholder, into the right to receive the number of shares of $5.00 par value common stock of 1st Financial (“1st Financial Stock”) provided in Paragraph 1.03(b)(1)(B) or cash as provided in Paragraph 1.03(i). Except as otherwise provided in this Agreement, at the Effective Time all rights of AB&T’s shareholders with respect to all outstanding shares of AB&T Preferred Stock shall cease to exist and, as consideration for and to effect the Merger, each such outstanding share of AB&T Preferred Stock shall be converted, without any action by 1st Financial, AB&T or any AB&T shareholder, into the right to receive the number of shares of Class B no par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of 1st Financial (“1st Financial Preferred Stock”) provided in Paragraph 1.03(b)(2)(B). No share of AB&T Stock or AB&T Preferred Stock shall be deemed to be outstanding or, other than shares as to which the holders have validly exercised “Dissenter’s Rights” (as defined in Paragraph 1.03(g) hereof), have any rights other than those set forth in this Paragraph 1.03(a) after the Effective Time.

(b) Conversion of AB&T Stock, AB&T Preferred Stock, and AB&T Warrant.

(1) At the Effective Time, by virtue of the Merger and without any action on the part of 1st Financial, AB&T, or any holder of shares of AB&T Stock:

(A) Each share of 1st Financial Stock that is issued and outstanding at the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(B) Subject to Paragraphs 1.03(c), 1.03(f), and 1.03(i), each share of AB&T Stock issued and outstanding immediately before the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive 1.1750 shares of 1st Financial Stock (the “Exchange Ratio”).

(2) At the Effective Time, by virtue of the Merger and without any action on the part of 1st Financial, AB&T, or any holder of shares of AB&T Preferred Stock:

(A) Each share of 1st Financial Preferred Stock that is issued and outstanding at the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(B) Subject to Paragraph 1.03(c), each share of AB&T Preferred Stock issued and outstanding immediately before the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive one (1) share of 1st Financial Preferred Stock (the “Preferred Stock Exchange Ratio).

(3) At the Effective Time, by virtue of the Merger and without any action on the part of 1st Financial, AB&T, or the holder of the AB&T Warrant (as defined in Paragraph 2.02(a) hereof):

(A) The warrantholder’s right to receive shares upon exercise of the AB&T Warrant shall be converted into the right to acquire a number of shares of 1st Financial Stock equal to the Exchange Ratio for every one (1) shares of AB&T Stock covered by the AB&T Warrant prior to the Effective Time, with an appropriate adjustment to the per share exercise price for such AB&T Warrant.

(B) At or prior to the Effective Time, 1st Financial shall take all corporate action necessary to reserve for issuance sufficient shares of 1st Financial Stock for delivery upon exercise of the AB&T Warrant.

(c) Exchange and Payment Procedures; Surrender of Certificates. As promptly as is reasonably practicable following the Effective Time, 1st Financial shall send or cause to be sent to each former AB&T shareholder of record immediately prior to the Effective Time written instructions and transmittal materials (a “Transmittal Letter”) for use in surrendering certificates evidencing AB&T Stock or AB&T Preferred Stock (each a “AB&T Certificate”) to 1st Financial or to its Exchange Agent. Upon the proper surrender and delivery to 1st Financial or its Exchange Agent (in accordance with its instructions, and accompanied by a properly completed Transmittal Letter) by a former shareholder of AB&T of his or her AB&T Certificate(s), and in exchange therefor, 1st Financial shall as soon as practicable thereafter issue and deliver to the shareholder a certificate evidencing the 1st Financial Stock or 1st Financial Preferred Stock into which the shareholder’s AB&T Stock or AB&T Preferred Stock has been converted.

(d) AB&T Certificates. At the Effective Time, and without any action by 1st Financial, AB&T or any AB&T shareholder, AB&T’s stock transfer books shall be closed and there shall be no further transfers of AB&T Stock or AB&T Preferred Stock on its stock transfer books or the registration of any transfer of an AB&T Certificate by any holder thereof, and the holders of AB&T Certificates shall cease to be, and shall have no further rights as, shareholders of AB&T other than as provided in this Agreement. Following the Effective Time, AB&T Certificates shall evidence only the right of the registered holder thereof to receive the Consideration into which his or her AB&T Stock or AB&T Preferred Stock was converted at the Effective Time or, in the case of AB&T Stock held by shareholders who properly shall have exercised Dissenters’ Rights (as defined in Paragraph 1.03(g)), cash as provided in Article 13 of Chapter 55 of the General Statutes of North Carolina.

(e) Certificates and Dividends. Subject to Paragraph 1.03(h), no certificate evidencing 1st Financial Stock shall be issued or delivered to any former AB&T shareholder unless and until such shareholder shall have properly surrendered to 1st Financial or its Exchange Agent the AB&T Certificate(s) formerly representing his or her shares of AB&T Stock, together with a properly completed Transmittal Letter. Further, until a former AB&T shareholder’s AB&T Certificates are so surrendered and certificates for the 1st Financial Stock into which his or her AB&T Stock was converted at the Effective Time actually are issued to him or her, no cash dividend or other distribution payable by 1st Financial with respect to that 1st Financial Stock as of any date subsequent to the Effective Time shall be paid or delivered to the former AB&T shareholder. However, upon the proper surrender of the shareholder’s AB&T Certificate, 1st Financial shall pay to the shareholder the amount of any such cash dividends or other distributions, without interest, that have accrued but remain unpaid with respect to that 1st Financial Stock.

(f) Antidilutive Adjustments. If, prior to the Effective Time, AB&T or 1st Financial shall declare any dividend payable in shares of AB&T Stock or 1st Financial Stock, respectively, or shall subdivide, split, reclassify or combine the presently outstanding shares of AB&T Stock or 1st Financial Stock then an appropriate and proportionate adjustment shall be made in the 1st Financial Stock to be issued in exchange for each of the shares of AB&T Stock.

(g) Dissenters. Any shareholder of AB&T or 1st Financial who properly exercises any right of dissent and appraisal with respect to the Merger as provided under North Carolina law (“Dissenter’s Rights”), shall be entitled to receive payment of the fair value of his or her shares of AB&T Stock, AB&T Preferred Stock, 1st Financial Stock, or 1st Financial Preferred Stock, as the case may be, in the manner and pursuant to the procedures provided in the North Carolina Business Corporation Act. Shares of AB&T Stock or AB&T Preferred Stock held by persons who properly exercise Dissenter’s Rights shall not be converted as described in Paragraph 1.03(a). However, if any shareholder of AB&T who exercises Dissenter’s Rights shall fail to perfect those rights, or effectively shall waive or lose such rights, then each of his or her shares of AB&T Stock shall be deemed to have been converted into the right to receive 1st Financial Stock, as of the Effective Time as provided in Paragraph 1.03(a) hereof.

(h) Lost Certificates. Shareholders of AB&T whose AB&T Certificates have been lost, destroyed, stolen or otherwise are missing shall be entitled to receive the certificates evidencing 1st Financial Stock or 1st Financial Preferred Stock to which they are entitled in accordance with and upon compliance with reasonable conditions imposed by 1st Financial, including, without limitation, a requirement that those shareholders provide lost instruments indemnities or surety bonds in form, substance and amounts satisfactory to 1st Financial.

(i) Fractional Shares. No fractional shares of 1st Financial Stock shall be issued or delivered in connection with the Merger. In lieu of any such fractional share, subject to the terms and conditions of this Paragraph 1.03, each holder of shares of AB&T Stock who would otherwise have been entitled to a fraction of a share of 1st Financial Stock shall be entitled to receive cash (without interest) in an amount determined by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the product obtained by multiplying the average of the last twenty (20) trading days prior to the Effective Time of the average sales price of the shares of common stock of 1st Financial by the Exchange Ratio, as calculated by 1st Financial based on available quotations as of the effective date, which calculations shall be conclusive absent manifest error.

1.04. Closing; Articles Of Merger; Effective Time. The closing of the transaction contemplated by this Agreement (the “Closing”) shall take place at the offices of 1st Financial in Hendersonville, North Carolina, or at such other place as 1st Financial and AB&T shall mutually designate, on a date mutually agreed upon by 1st Financial and AB&T (the “Closing Date”) after the expiration of any and all required waiting periods following the effective date of required approvals of the Merger by governmental or regulatory authorities having jurisdiction over AB&T, Alliance, 1st Financial or Mountain 1st (collectively, the “Regulatory Authorities”). At the Closing, AB&T and 1st Financial shall take such actions (including, without limitation, the delivery of certain closing documents) as are required herein and as shall otherwise be required by law to consummate the Merger and cause it to become effective, and 1st Financial shall execute and file Articles of Merger with the North Carolina Secretary of State under North Carolina law.

Subject to the terms and conditions set forth herein (including, without limitation, the receipt of all required approvals of Regulatory Authorities), the Merger shall be effective (the “Effective Time”) upon the later to occur of the following: (i) the filing of the Articles of Merger with the North Carolina Secretary of State; or (ii) such time specified in the Articles of Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF AB&T AND ALLIANCE

Except as otherwise specifically provided herein or as “Previously Disclosed” (as defined in Paragraph 10.13 hereof) to 1st Financial, AB&T hereby make the following representations and warranties to 1st Financial:

2.01. Organization; Standing; Power.

(a) AB&T (i) is duly organized and incorporated, validly existing, and in good standing under the laws of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect on AB&T, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on AB&T. AB&T is registered as a bank holding company and is in good standing with the Board of Governors of the Federal Reserve System (the “FRB”).

(b) Alliance (i) is duly organized and incorporated, validly existing, and in good standing as a banking corporation under the laws of the State of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect on AB&T, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on AB&T. Alliance is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. Alliance is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta.

2.02. AB&T’s Capital Stock.

(a) AB&T’s authorized capital stock consists of 10,000,000 shares of common stock, $1.00 par value per share, of which 2,678,205 shares are issued and outstanding, and 1,000,000 shares of preferred stock, no par value per share, of which 3,500 shares are issued and outstanding. These shares of common and preferred stock, together with the stock options described in Paragraph 2.04 below and the warrant to purchase 80,153 shares issued in connection with the issuance of the preferred stock (the “AB&T Warrant”), constitute AB&T’s only outstanding securities. The exercise prices of the stock options and the AB&T Warrant has not been changed since the original issuance of each option and the AB&T Warrant.

Each outstanding share of AB&T Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable, and (ii) has not been issued in violation of the preemptive rights of any shareholder. The AB&T Stock has been registered with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and AB&T is subject to the registration and reporting requirements of the 1934 Act. The outstanding shares of common stock of Alliance are duly authorized, validly issued, fully paid and nonassessable, except to the extent set forth in N.C. Gen. Stat. § 53-42.

(b) Subsidiaries. AB&T has one wholly-owned subsidiary, Alliance, a North Carolina banking corporation. Alliance’s authorized capital stock consists of 10,000,000 shares of common stock, $5.00 par value per share, of which 2,678,205 shares are issued and outstanding and constitute Alliance’s only outstanding securities; and 1,000,000 shares of preferred stock, of which no shares are issued and outstanding. AB&T has no other subsidiaries, and Alliance has no subsidiaries. Except for equity securities included in their investment portfolios, neither AB&T nor Alliance owns any stock or other equity interest in any other corporation, service corporation, joint venture, partnership or other entity

2.03. Principal Shareholders Except as Previously Disclosed, no shareholder beneficially owns more than five percent of the outstanding shares of AB&T Stock. AB&T owns all of the issued and outstanding shares of common stock of Alliance.

2.04. Convertible Securities, Options, Etc. Except as Previously Disclosed and with the exception of options to purchase an aggregate of 369,636 shares of AB&T Stock which options have been issued and are outstanding under the AB&T Financial Corporation 2005 Incentive Stock Option Plan and the AB&T Financial Corporation 2005 Nonstatutory Stock Option Plan (“AB&T Stock Options”), and the AB&T Warrant, AB&T does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments)

which are convertible into shares of AB&T Stock or any other securities of AB&T; (ii) options, warrants, rights, calls, or other commitments of any nature which entitle any person to receive or acquire any shares of AB&T Stock or any other securities of AB&T; or (iii) plans, agreements or other arrangements pursuant to which shares of AB&T Stock or any other securities of AB&T, or options, warrants, rights, calls, or other commitments of any nature pertaining thereto, have been or may be issued.

2.05. Authorization and Validity of Agreement. This Agreement has been duly and validly approved by AB&T’s Board of Directors in the manner required by law. Subject only to approval of this Agreement by the shareholders of AB&T in the manner required by law as contemplated by Paragraph 6.01(b) hereof and receipt of all required approvals of Regulatory Authorities as contemplated by Paragraph 6.02 hereof, (i) AB&T has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described in this Agreement; (ii) all corporate action required to authorize AB&T to enter into this Agreement and to perform its obligations and agreements and carry out the transactions described herein has been duly and properly completed or obtained; and (iii) this Agreement has been duly executed on behalf of AB&T, and (assuming due authorization, execution and delivery by 1st Financial) constitutes the valid and binding agreement of AB&T, enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect which affect creditors’ rights generally; and (B) by legal and equitable limitations on the availability of injunctive relief, specific performance, and other equitable remedies, and (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

2.06. Validity of Transactions; Absence of Required Consents or Waivers. Subject to the approval of this Agreement by the shareholders of AB&T in the manner required by law and receipt of required approvals of Regulatory Authorities, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by AB&T with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, AB&T’s Articles of Incorporation or Bylaws, Alliance’s Articles of Incorporation or Bylaws, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which AB&T or Alliance is bound or by which either AB&T or Alliance, their business, capital stock, or any properties or assets, may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction, or encumbrance upon any of AB&T’s or Alliance’s properties or assets; (iii) violate any applicable federal or state statute, law, rule, or regulation, or any judgment, order, writ, injunction, or decree of any court, administrative or regulatory agency, or governmental body which violation will or may have a Material Adverse Effect on AB&T or Alliance; (iv) result in the acceleration of any material obligation or indebtedness of AB&T or Alliance; or (v) interfere with or otherwise adversely affect AB&T’s or Alliance’s ability to carry on its business as presently conducted.

No consents, approvals, or waivers are required to be obtained from any person or entity in connection with AB&T’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of AB&T’s shareholders and of Regulatory Authorities.

2.07. AB&T’s Books and Records. AB&T’s and Alliance’s books of account and business records have been maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books and records are complete and reflect accurately in all material respects AB&T’s and Alliance’s items of income and expense and all of their assets, liabilities, and shareholders’ equity. The minute books of AB&T and Alliance accurately reflect in all material respects the corporate actions that their shareholders and Boards of Directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to 1st Financial and its representatives.

2.08. AB&T Reports.

(a) AB&T and Alliance have filed all reports, registrations, registrations statements, and other filings, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the SEC; (ii) the FRB; (iii) the Federal Deposit Insurance Corporation (“FDIC”); (iv) the Office of the North Carolina Commissioner of Banks (the “Commissioner”); and (v) any other Regulatory Authorities. All such reports, registrations, and statements filed by AB&T or Alliance with the SEC, the FRB, the FDIC, the Commissioner or other such Regulatory Authorities are collectively referred to herein as the “AB&T Reports.” Each AB&T Report complied in all material respects with all the statutes, rules, and regulations enforced or promulgated by the regulatory authority with which it was filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and AB&T has not been notified by any such governmental or regulatory authority that any such Report was deficient in any material respect as to form or content.

(b) Neither AB&T nor Alliance is required to file any report, registration, statement or other filing with the SEC or with any other Regulatory Authority pursuant to any federal or state laws pertaining to the purchase, sale or issuance of securities or the regulation thereof or the market therefor which has not been filed.

(c) AB&T’s officers who serve, and Alliance’s officers who served prior to Alliance’s holding company reorganization, as the “principal executive officer” and “principal financial officer” (as those terms are defined in the SEC’s rules and regulations) have made, and furnished to the SEC or FDIC, all certifications with respect to AB&T Reports filed under the 1934 Act that were required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”) and rules and regulations thereunder, and those certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn Neither AB&T nor Alliance nor any of their officers has received notice from the SEC or FDIC questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

2.09. Financial Statements of AB&T. AB&T has Previously Disclosed to 1st Financial a copy of its or Alliance’s audited statements of financial condition as of December 31, 2007, 2006, and 2005 and audited statements of income, shareholders’ equity and cash flows for the years ended December 31, 2007, 2006, and 2005, together with notes thereto (collectively, the “AB&T Audited Financial Statements”), together with copies of its unaudited statements of financial condition as of September 30, 2008, and unaudited statements of income and cash flows for the nine-month periods ended September 30, 2008 and 2007 (collectively, the “AB&T Interim Financial Statements”). All such financial statements of AB&T are consolidated financial statements. Following the date of this Agreement, AB&T will prepare timely all financial statements required, and promptly will deliver to 1st Financial those and all other annual or interim financial statements prepared by or for AB&T (the “Pending Financial Statements”). The AB&T Audited Financial Statements and the AB&T Interim Financial Statements and the Pending Financial Statements (including any related notes and schedules thereto) (i) are or will be in accordance with AB&T’s books and records; (ii) were or will have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated; and (iii) present or will present fairly in all material respects AB&T’s financial condition, assets and liabilities, results of operations, changes in shareholders’ equity, and changes in cash flows as of the dates indicated and for the periods specified therein. The AB&T Audited Financial Statements have been audited by AB&T’s independent certified public accountants, Elliott Davis PLLC.

2.10. Tax Returns and Other Tax Matters. (i) AB&T and Alliance have timely filed or caused to be filed all federal, state, and local tax returns and reports which are required by law to have been filed, and all such returns and reports were true, correct, and complete in all material respects and contained all material information required to be contained therein; (ii) all federal, state, and local income, profits, franchise, sales, use, occupation, property, excise, and other taxes (including interest and penalties), charges and assessments which have become due from or been assessed or levied against AB&T, Alliance or their property have been fully paid, or if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected in the AB&T Interim Financial Statements; (iii) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of AB&T and Alliance have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue or any other taxing authority and neither AB&T nor Alliance has received any indication of the pendency of any audit or examination in connection with any tax return or report and, to the Best Knowledge of AB&T, no such return or report is subject to adjustment; and (iv) neither AB&T nor Alliance executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax year, the audit of any tax return or report or the assessment or collection of any tax. The aggregate unpaid taxes of AB&T and Alliance (i) did not, as of the most recent fiscal quarter end, exceed, in any material respect, the reserve for tax liability (as opposed to any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth on the face of the most recent balance sheet delivered to 1st Financial (as opposed to in any notes thereto) and (ii) do not exceed, in any material respect, that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of AB&T and Alliance in filing their Tax Returns. Since the date of the most recent balance sheet delivered to

1st Financial, neither AB&T nor Alliance has incurred any liability for taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

2.11. Absence of Material Adverse Changes or Certain Other Events.

(a) Since September 30, 2008, AB&T and Alliance have conducted their business only in the ordinary course and there has been no Material Adverse Change, and there has occurred no event or development and there currently exists no condition or circumstance to the Best Knowledge of AB&T which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in a Material Adverse Change in or affecting AB&T or Alliance.

(b) Since September 30, 2008, and except as described in Paragraph 2.12 below, neither AB&T nor Alliance has incurred any material liability or engaged in any material transaction or entered into any material agreement, increased the salaries, compensation, or general benefits payable or provided to its employees (other than routine increases effected at such times and in such amounts as is consistent with past practices and salary administration and review procedures in effect prior to December 31, 2007), suffered any loss, destruction, or damage to any of its properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease.

2.12. Absence of Undisclosed Liabilities. Neither AB&T nor Alliance has any liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent, or otherwise, whether due or to become due (including, without limitation, tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the AB&T Audited Financial Statements or the AB&T Interim Financial Statements; (ii) increases in deposit accounts in the ordinary course of business since September 30, 2008; or (iii) loan commitments in the ordinary course of its business since September 30, 2008.

2.13. Compliance with Existing Obligations. AB&T and Alliance have performed in all material respects all obligations required to be performed by them under, and neither is in default in any material respect under, or in violation in any material respect of, the terms and conditions of its Articles of Incorporation or Bylaws, and/or any contract, agreement, lease, mortgage, note, bond, indenture, license, obligation, understanding, or other undertaking (whether oral or written) to which either is bound or by which either, their business, operations, capital stock, or any of their properties or assets may be affected, which default or violation would have a Material Adverse Effect on AB&T or Alliance.

2.14. Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies, or other proceedings or investigations (or, to the Best Knowledge of AB&T, any facts or circumstances which reasonably could result in such), including, without limitation, any such action by any Regulatory Authority, which currently exists or is ongoing, pending, or, to the Best Knowledge of AB&T, threatened, contemplated, or probable of assertion, against, relating to, or otherwise affecting AB&T, Alliance or any of their properties, assets or employees.

(b) AB&T and Alliance have all licenses, permits, orders, authorizations, or approvals (“AB&T Permits”) of any federal, state, local, or foreign governmental or regulatory body that are material to or necessary for the conduct of their business or to own, lease, and operate their properties. All such AB&T Permits are in full force and effect. No violations have occurred in respect of any such AB&T Permits. No proceeding is pending or, to the Best Knowledge of AB&T, threatened or probable of assertion to suspend, cancel, revoke, or limit any AB&T Permit.

(c) Neither AB&T nor Alliance is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding, or other similar agreement, order, directive, memorandum, or consent of, with or issued by any regulatory or other governmental authority (including, without limitation, the FRB, the FDIC and the Commissioner) relating to its financial condition, directors or officers, operations, capital, regulatory compliance, or any other matter. There are no judgments, orders, stipulations, injunctions, decrees, or awards against AB&T or Alliance which in any manner limit, restrict, regulate, enjoin, or prohibit any present or past business or practice of AB&T or Alliance. Neither AB&T nor Alliance has been advised that any regulatory or other governmental authority or any court is contemplating, threatening, or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree, or award.

(d) Neither AB&T nor Alliance is in violation of, or default in any material respect under, and AB&T and Alliance have complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions, or decrees of any court or federal, state, municipal, or other Regulatory Authority having jurisdiction or authority over AB&T, Alliance or their business operations, properties, or assets (including, without limitation, all provisions of North Carolina law relating to usury, consumer protection laws, and all other laws and regulations applicable to extensions of credit by Alliance). To the Best Knowledge of AB&T, there is no basis for any claim by any person or authority for compensation, reimbursement, or damages or other penalties for any violations described in this Subparagraph (d).

2.15. Real Properties.

(a) AB&T has Previously Disclosed to 1st Financial a listing of all real property owned or leased by AB&T or Alliance (including, without limitation, banking facilities and all other real estate or foreclosed properties, including improvements thereon, owned by AB&T or Alliance) (collectively the “AB&T Real Property”) and all leases, if any, pertaining to any such AB&T Real Property to which AB&T or Alliance is a party (the “AB&T Real Property Leases”). With respect to each parcel of the AB&T Real Property owned by AB&T or Alliance, AB&T or Alliance, as applicable, has good and marketable fee simple title to such AB&T Real Property and owns the same free and clear of all mortgages, liens, leases, encumbrances, title defects, and exceptions to title other than (i) the lien of current taxes not yet due and payable, and (ii) such imperfections of title and restrictions, covenants and easements (including utility easements) which do not materially and adversely affect the value of the AB&T Real Property and which do not and will not materially detract from, interfere with, or restrict the present or future use of the AB&T Real Property. With respect to each AB&T Real Property Lease: (A) (i) AB&T or Alliance has unconditionally accepted occupancy of and currently is occupying the property to which the AB&T Real Property Lease pertains, (ii) the lease term, commencement date, expiration date, renewal terms, and current rent is as set forth in the AB&T Real Property Lease, (iii) the AB&T Real Property Lease is in full force and effect and has not been modified or amended, (iv) the terms and conditions of the AB&T Real Property Lease will continue without modification notwithstanding the Merger, and the Merger will not be deemed to be a transfer or assignment in violation of or otherwise to violate the AB&T Real Property Lease, to require the approval of the landlord under the AB&T Real Property Lease, or to prevent the exercise of or result in the loss of any right or option to renew or extend the AB&T Real Property Lease or to purchase the property to which the AB&T Real Property Lease pertains; (v) AB&T or Alliance has performed all of the lessee’s obligations (including the payment of rent) under the AB&T Real Property Lease, and no event of default by the lessee exists or has occurred under that AB&T Real Property Lease (including without limitation any default that would prevent the exercise of or result in the loss of any right or option to renew or extend the AB&T Real Property Lease or to purchase the property to which the AB&T Real Property Lease pertains); and (vi) to the Best Knowledge of AB&T, the landlord with respect to that parcel has performed all of the landlord’s obligations under the property to which the AB&T Real Property Lease pertains, and no event of default by the landlord exists or has occurred under that the property to which the AB&T Real Property Lease pertains.

(b) The AB&T Real Property complies in all material respects with all applicable federal, state, and local laws, regulations, ordinances, or orders of any governmental or regulatory authority, including those relating to zoning, building and use permits, and the Americans with Disabilities Act, and the parcels of AB&T Real Property upon which AB&T’s and Alliance’s banking or other offices are situated, or which are used by AB&T or Alliance in conjunction with their banking or other offices or for other purposes, may be used under applicable zoning ordinances for the purposes for which they are currently used as a matter of right rather than as a conditional or nonconforming use.

(c) All improvements and fixtures included in or on each parcel of AB&T Real Property are in good condition and repair, ordinary wear and tear excepted, and performing the functions for which they were intended, and there does not exist any condition which in any material respect interferes with the use of that parcel by AB&T and Alliance (or will interfere with 1st Financial’s or Mountain 1st’s use after the Merger) or adversely affects the economic value or marketability thereof.

2.16. Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on AB&T’s or Alliance’s books and records (i) have resulted from bona fide business transactions in the ordinary course of AB&T’s or Alliance’s operations; (ii) in all material respects were made in accordance with Alliance’s customary loan policies and procedures; (iii) in all respects were made in accordance with Regulation O of the FRB; and (iv) are owned by AB&T or Alliance free and clear of all liens, encumbrances, assignments, participation or repurchase agreements, or other exceptions to title or to the ownership or collection rights of any other person or entity (other than Federal Home Loan Bank borrowings or repurchase agreements entered into in the ordinary course of business).

(b) All records of AB&T and Alliance regarding all outstanding loans, accounts, notes, and other receivables, and all other real estate owned, are accurate in all material respects, and, with respect to each loan which AB&T’s or Alliance’s loan documentation indicates is secured by any real or personal property or property rights (“Loan Collateral”), such loan is secured by valid, perfected, and enforceable liens on all such Loan Collateral having the priority described in AB&T’s or Alliance’s records of such loan.

(c) Each loan reflected as an asset on AB&T’s or Alliance’s books, and each guarantee therefor, is the legal, valid, and binding obligation of the obligor or guarantor thereon, and no defense, offset, or counterclaim has been asserted with respect to any such loan or guaranty, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) AB&T has Previously Disclosed to 1st Financial a listing of (i) each loan, extension of credit, or other asset of AB&T or Alliance which, as of December 31, 2008, was classified by any Regulatory Authority, or by AB&T or Alliance as “Loss”, “Doubtful”, “Substandard”, or “Special Mention” (or otherwise by words of similar import), or which AB&T or Alliance has designated as a special asset or for special handling or placed on any “watch list” because of concerns regarding the ultimate collectibility or deteriorating condition of such asset or any obligor or Loan Collateral therefor, (ii) each loan or extension of credit of AB&T or Alliance which, as of December 31, 2008, was past due thirty (30) days or more as to the payment of principal and/or interest, or as to which any obligor thereon (including the borrower or any guarantor) otherwise was in default, is the subject of a proceeding in bankruptcy, or otherwise has indicated an inability or intention not to repay such loan or extension of credit; and (iii) each loan (A) held for resale for more than 90 days but not sold, (B) repurchased, to be repurchased, or identified as at risk of having to be repurchased, from any investor; (C) is on the balance sheet but has been or is to be repurchased by an investor; or (D) as to which any investor has requested indemnification or as to which there is any outstanding mortgage insurance claim.

(e) To the Best Knowledge of AB&T, each of AB&T’s or Alliance’s loans and other extensions of credit (with the exception of those loans and extensions of credit specified in the written listings described in Subparagraph (d) above) is collectible in the ordinary course of AB&T’s or Alliance’s business in an amount which is not less than the amount at which it is carried on AB&T’s or Alliance’s books and records.

(f) Alliance’s reserve for loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable requirements, rules and policies of the FDIC and the Commissioner and, in the best judgment of management and the Boards of Directors of AB&T and Alliance, is reasonable in view of the size and character of Alliance’s loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in Alliance’s loan portfolios.

(g) Alliance’s reserves for possible loan repurchases (the “Loan Repurchase Reserve”) has been established in conformity with GAAP, sound banking practices and all applicable rules, requirements and policies of the FDIC and the Commissioner and, in the best judgment of management and the Boards of Directors of AB&T and Alliance, is reasonable in view of the amount and character of (i) loans which have been sold, (ii) loans which have been repurchased or are in process of being repurchased, (iii) loans which have been identified as being at risk of repurchase, (iv) potential losses related to current and future repurchased loans, and (v) current economic conditions, and other relevant factors.

2.17. Securities Portfolio and Investments. AB&T has Previously Disclosed to 1st Financial a listing of all securities owned, of record or beneficially, by AB&T or Alliance as of December 31, 2008. All securities owned are held free and clear of all mortgages, liens, pledges, encumbrances, or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges in the ordinary course of its business to secure public funds deposits or Federal Home Loan Bank borrowings or repurchase agreements entered into in the ordinary course of business), which would materially impair the ability of AB&T or Alliance to dispose freely of any such security or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which AB&T or Alliance is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” under which AB&T or Alliance has “sold” or “purchased” securities under agreement to repurchase, AB&T or Alliance, as applicable, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed by AB&T or Alliance, as the case may be, which is secured by such collateral.

Since September 30, 2008, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of AB&T’s or Alliance’s securities portfolio as a whole.

2.18. Personal Property and Other Assets. All banking equipment, data processing equipment, vehicles, and other personal property used by AB&T or Alliance and material to the operation of their business are owned or leased by AB&T or Alliance free and clear of all liens, encumbrances, title defects, or exceptions to title. All personal property of AB&T and Alliance material to their business is in good operating condition and repair, ordinary wear and tear excepted.

2.19. Patents, Trademarks and Licenses. AB&T and Alliance own, possess or have the right to use any and all patents, licenses, trademarks, trade names, copyrights, trade secrets and proprietary and other confidential information necessary to conduct their business as now conducted. AB&T and Alliance have not violated, and currently are not in conflict with, any patent, license, trademark, trade name, copyright or proprietary right of any other person or entity. AB&T and Alliance own, possess or have the right to use any and all licenses necessary to lawfully use any and all software, applications and code currently installed or otherwise in use on any computer hardware of AB&T or Alliance or otherwise used by AB&T or Alliance in the conduct of its business.

2.20. Environmental Matters.

(a) As used in this Agreement:

(i) “Environmental Laws” shall mean, without limitation: all federal, state, and local statutes, regulations, ordinances, orders, decrees, common law, and similar provisions having the force or effect of law (including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendment and Reauthorization Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, the Oil Pollutant Act, the Coastal Zone Management Act, any “Superfund” or “Superlien” law), concerning public health and safety, worker health and safety, and pollution or protection of the environment, including, without limitation, all standards of conduct and bases of obligations relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, discharge, release, threatened release, control, or clean-up of any Hazardous Substances (as defined below)

(ii) “Hazardous Substance” shall mean any materials, substances, wastes, chemical substances, or mixtures presently listed, defined, designated, or classified as hazardous, toxic, or dangerous, or otherwise regulated, under any Environmental Laws, whether by type, quantity or concentration, including without limitation pesticides, pollutants, contaminants, toxic chemicals, oil, or other petroleum products, byproducts or additives, asbestos or materials containing (or presumed to contain) asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, lead, radon, methyl tertiary butyl ether (“MTBE”) or radioactive material.

(b) AB&T has Previously Disclosed to 1st Financial copies of all written reports, correspondence, notices, or other materials, if any, in its possession pertaining to environmental reports, surveys, assessments, notices of violation, notices of regulatory requirements, penalty assessments, claims, actions, or proceedings, past or pending, of the AB&T Real Property and any improvements thereon, or pertaining to any violation or alleged violation of Environmental Laws on, affecting or otherwise involving the AB&T Real Property or involving AB&T or Alliance.

(c) To the Best Knowledge of AB&T, there has been no presence, use, production, generation, handling, transportation, treatment, storage, disposal, emission, discharge, release, or threatened release of any Hazardous Substances by any person on, from or relating to the AB&T Real Property which constitutes a violation of any Environmental Laws, or any removal, clean-up or remediation of any Hazardous Substances from, on or relating to the AB&T Real Property.

(d) Neither AB&T nor Alliance has violated any Environmental Laws, and, to the Best Knowledge of AB&T, there has been no violation of any Environmental Laws by any other person or entity for whose liability or obligation with respect to any particular matter or violation AB&T or Alliance is or may be responsible or liable.

(e) Neither AB&T nor Alliance is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the AB&T Real Property by any person or entity.

(f) To the Best Knowledge of AB&T, no facts, events or conditions relating to the AB&T Real Property or the operations of AB&T or Alliance at any of their office locations, will prevent, hinder or limit continued compliance with Environmental Laws, or give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

(g) To the Best Knowledge of AB&T, (i) there has been no violation of any Environmental Laws by any person or entity (including any violation with respect to any Loan Collateral) for whose liability or obligation with respect to any particular matter or violation AB&T or Alliance is or may be responsible or liable; (ii) Neither AB&T nor Alliance is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to any Loan Collateral, by any person or entity; and (iii) there are no facts, events or conditions relating to any Loan Collateral that will give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

2.21. Absence of Brokerage or Finder’s Commissions. AB&T has Previously Disclosed its engagement agreement with FIG Partners, LLC relative to this Agreement, and except for the engagement of FIG Partners, LLC by AB&T: (i) all negotiations relative to this Agreement and the transactions described herein have been carried on by AB&T directly (or through its legal counsel) and no person or firm has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, AB&T or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein; and (ii) AB&T has not agreed, or has any obligation, to pay any brokerage fee or other commission to any person or entity in connection with or as a result of the transactions described herein.

2.22. Material Contracts. Except as Previously Disclosed to 1st Financial pursuant to Paragraph 2.24 hereof, neither AB&T nor Alliance is a party to or bound by any agreement (i) involving money or other property in an amount or with a value in excess of $25,000 (ii) which is not to be performed in full within the six (6) month period following the date of this

Agreement; (iii) which calls for the provision of goods or services to AB&T or Alliance and cannot be terminated without material penalty upon no more than 30 days written notice to the other party thereto; (iv) which is material to AB&T or Alliance and was not entered into in the ordinary course of business; (v) which involves hedging, options or any similar trading activity, or interest rate exchanges or swaps; (vi) which commits AB&T or Alliance to extend any loan or credit (with the exception of letters of credit, lines of credit and loan commitments extended in the ordinary course of Alliance’s business for loans which do not exceed $100,000 in the case of one or more loan commitments to any one borrower or group of related borrowers); (vii) which involves the sale of any assets of AB&T or Alliance which are used in and material to the operation of their business; (viii) which involves any purchase of real property, or which involves the purchase of any other assets in the amount of $10,000 or more in the case of any single transaction or $25,000 or more in the case of all such transactions; (ix) which involves the purchase, sale, issuance, redemption or transfer of any capital stock or other securities of AB&T or Alliance, except for the AB&T Stock Options and the AB&T Warrant; or (x) with any director, officer or principal shareholder of AB&T (including without limitation any consulting agreement, but not including any agreements relating to loans or other banking services which were made in the ordinary course of Alliance’s business and on substantially the same terms and conditions as were prevailing at that time for similar agreements with unrelated persons).

Neither AB&T nor Alliance is in default in any material respect, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute a default, under any contract, lease, insurance policy, commitment, or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits, where the consequences of such default would have a Material Adverse Effect on AB&T or Alliance.

2.23. Employment Matters; Employee Relations. AB&T has Previously Disclosed to 1st Financial a listing of the names, years of credited service and current base salary or wage rates of all of its employees and all employees of Alliance as of December 31, 2008. AB&T and Alliance (i) have in all material respects paid in full to or accrued on behalf of all their directors, officers and employees all wages, salaries, commissions, bonuses, fees and other direct compensation for all labor or services performed by them to the date of this Agreement, and all vacation pay, sick pay, severance pay, overtime pay and other amounts for which it is obligated under applicable law or its existing agreements, benefit plans, policies or practices; and (ii) are in compliance with all federal, state, and local laws, statutes, rules, and regulations with regard to employment and employment practices, terms and conditions, and wages and hours, and other compensation matters. No person has, to the Best Knowledge of AB&T, asserted that AB&T or Alliance is liable in any amount for any arrearages in wages or employment taxes or for any penalties for failure to comply with any of the foregoing.

There is no action, suit, or proceeding by any person pending or, to the Best Knowledge of AB&T, threatened, against AB&T or Alliance (or any of their employees), involving employment discrimination, sexual harassment, wrongful discharge, workers’ compensation or similar claims.

Neither AB&T nor Alliance is a party to or bound by any collective bargaining agreement with any of its employees, any labor union, or any other collective bargaining unit or organization. There is no pending or, to the Best Knowledge of AB&T, threatened labor dispute, work stoppage, or strike involving AB&T, Alliance or any of their employees, or any pending or, to the Best Knowledge of AB&T, threatened proceeding in which it is asserted that AB&T or Alliance has committed any unfair labor practice; and, to the Best Knowledge of AB&T, there is no activity involving AB&T, Alliance or any of their employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

2.24. Employment Agreements; Employee Benefit Plans.

(a) Except as Previously Disclosed, neither AB&T nor Alliance is a party to or bound by any employment agreements with any of its directors, officers, or employees.

(b) As used in this Agreement:

(1) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(2) “COBRA” means the provisions of Code Section 4980B and Part 6 of Subtitle B of Title I of ERISA; and

(3) “HIPPA” means the provisions of the Code and ERISA enacted by the Health Insurance Portability and Accountability Act of 1996.

(c) AB&T has Previously Disclosed a true and complete list of: (i) all bonus, deferred compensation, pension, retirement, salary continuation, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock appreciation rights, and stock option plans (including a listing of all outstanding AB&T Stock Options); (ii) all employment, change in control and severance contracts; (iii) all medical, dental, health, and life insurance plans; (iv) all vacation, sickness and other leave plans; (iv) all disability and death benefit plans; and (v) all other employee benefit plans, contracts, or arrangements (including any other stock-based plan or arrangements) maintained or contributed to by it for the benefit of any of its current or former officers, employees, contractors or directors or any of their beneficiaries, or for which either AB&T or Alliance may have any liability (collectively, the “Plans”). There are no other entities or other trades or businesses that can or should be treated as a single employer, together with either AB&T or Alliance, with respect to any Plan under Section 414 of the Code. All reports and returns with respect to the Plans (and any Plans previously maintained by either AB&T or Alliance) required to be filed with any governmental department, agency, service or other authority, including without limitation Internal Revenue Service Form 5500 (Annual Report) or the one-time filing with the United States Department of Labor (the “DOL”) in lieu of such Annual Report, or distributed to participants and their beneficiaries, have been properly and timely filed or distributed.

(d) All Plans currently are, and at all times have been, in compliance, in all material respects, with all provisions and requirements of applicable law, including the Code and ERISA and the terms of the Plans. There is no pending or, to the Best Knowledge of AB&T, threatened litigation relating to any Plan. Neither AB&T nor Alliance have engaged in a transaction with respect to any Plan that could subject it, any of them or their directors or employees or any Plan to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) or (l) of ERISA.

(e) All Plans which are intended to be plans qualified under Section 401(a) of the Code (“Retirement Plans”), are qualified under the provisions of Section 401(a) of the Code, the trusts under the Retirement Plans are exempt trusts under Section 501(a) of the Code, and determination or opinion letters have been issued and may be relied upon, or have been applied for, with respect to each such qualification and exemption, including determination letters covering the current terms and provisions of the Retirement Plans unless the time period for applying for any such determination or opinion letters covering the current terms and provisions of the Retirement Plans has not yet expired. There is no reason why any such determination letter will or should be revoked or not be issued or reissued. There are no issues relating to said qualification or exemption of the Retirement Plans pending or threatened before the IRS, the DOL, the Pension Benefit Guaranty Corporation or any court. There are no claims, issues or disputes with respect to any of the Plans or the administration thereof currently existing between either AB&T or Alliance, or any trustee or other fiduciary thereunder, and any governmental agency, any current or former employee of either AB&T or Alliance or beneficiary of any such employee, or any other person or entity (other than claims for benefits in the ordinary course).

(f) All contributions, premiums or payments required to be made pursuant to the terms of each of the Plans have been timely made. All such contributions were fully deductible and not subject to excise taxes under the Code.

(g) There are no restrictions on the rights of either AB&T or Alliance to amend or terminate unilaterally any Plan with respect to prospective benefit accruals without incurring any liability thereunder (other than normal administrative expenses). Termination or liquidation of any Plan or any of the investments or insurance contracts relating to any Plan will not result in any material sales charge, surrender fee, interest rate adjustment or similar expense. Neither the execution and delivery of this Agreement nor the consummation of the transactions described herein (either alone or in combination with another event) will, except as otherwise specifically provided in this Agreement or as Previously Disclosed (i) result in any payment to any person (including without limitation any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any Plan or agreement to any director, officer, employee or consultant, (ii) increase any benefits otherwise payable under any Plan or agreement, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(h) With respect to each Plan, no event has occurred, and there exists no condition or set of circumstances in connection with which either AB&T or Alliance could, directly or indirectly, be subject to any liability under ERISA, the Code or any other applicable law, except for liability for benefit claims and funding obligations payable in the ordinary course and consistent with the terms of the Plan.

(i) Neither AB&T nor Alliance currently sponsors or maintains, and none of them have ever sponsored or maintained or been liable with respect to, any employee benefit plan that is or was (A) subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (B) a multiemployer plan as defined in Code Section 414(f) or ERISA Sections 3(37) or 4001(a)(31), (C) a multiple employer plan within the meaning of Code Section 413(c) or ERISA Sections 4063, 4064 or 4066 or (D) a multiemployer welfare arrangement within the meaning of ERISA Section 3(40).

(j) No liability under subtitle C or D of Title IV of ERISA has been or is expected to be incurred by AB&T or Alliance with respect to the Plans or with respect to any other ongoing, frozen or terminated defined benefit pension plan currently or formerly maintained by AB&T or Alliance. All contributions required to be made pursuant to the terms of each of the Plans (including without limitation Retirement Plans and any other “pension plan” (as defined in Section 3(2) of ERISA, provided such plan is intended to qualify under the provisions of Section 401(a) of the Code) have been timely made. Neither Retirement Plans nor any other “pension plan” has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither AB&T nor Alliance has provided, and neither is required to provide, security to any “pension plan” or to any “Single Employer Plan” pursuant to Section 401(a)(29) of the Code. Under Retirement Plans and any other “pension plan” maintained by AB&T or Alliance as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of any such plan since the last day of the most recent plan year.

(k) Each Plan that is a “group health plan” has been operated at all times in compliance in all material respects with the provisions of COBRA, HIPPA and other applicable law and any similar state laws. None of the Plans provide for medical, life or other welfare benefits to employees, contractors or directors beyond their retirement or other termination of service (other than coverage mandated by COBRA, the cost of which is fully paid by the current or former employee, contractor, director or their beneficiaries).

(l) For purposes of the Plans, each person has been properly classified and treated as an employee or independent contractor for all applicable purposes.

(m) Each “deferred compensation plan” within the meaning of Code Section 409A to which either AB&T or Alliance is a party complies in form with the requirements of Section 409A of the Code and has been operated in good faith compliance with such requirements since January 1, 2005. The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of AB&T or Alliance and their beneficiaries have been fully reflected on the AB&T Audited Financial Statements to the extent required by and in accordance with GAAP.

(n) Neither AB&T nor Alliance has made any payment, is obligated to make any payment, or is a party to any contract that could obligate it to make any payment that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code.

(o) To the Best Knowledge of AB&T, no fiduciary of any Plan maintained by either AB&T or Alliance has any liability for any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investments of the assets of any such Plan.

2.25. Insurance. AB&T has Previously Disclosed to 1st Financial a listing of each blanket bond, liability insurance, life insurance or other insurance policy in effect on December 31, 2008, and in which it or Alliance was an insured party or beneficiary (each a “AB&T Policy” and collectively the “AB&T Policies”). AB&T Policies provide coverage in such amounts and against such liabilities, casualties, losses, or risks as is customary or reasonable for entities engaged in AB&T’s and Alliance’s businesses or as is required by applicable law or regulation. In the reasonable opinion of management of AB&T, the insurance coverage provided under the AB&T Policies is reasonable and adequate in all respects for AB&T and Alliance. Each of the AB&T Policies is in full force and effect and is valid and enforceable in accordance with its terms, and is underwritten by an insurer of recognized financial responsibility and which is qualified to issue those policies in North Carolina, and AB&T and Alliance have taken all requisite actions (including the giving of required notices) under each such AB&T Policy in order to preserve all rights thereunder with respect to all matters. Neither AB&T nor Alliance is in default under the provisions of, has received notice of cancellation or nonrenewal of or any material premium increase on, or has failed to pay any premium on any AB&T Policy, and, to the Best Knowledge of AB&T, there has not been any inaccuracy in any application for any AB&T Policy. There are no pending claims with respect to any AB&T Policy (and there are no facts which would form the basis of any such claim), and, to the Best Knowledge of AB&T, there is currently no condition, and there has occurred no event, that is reasonably likely to form the basis for any such claim.

2.26. Insurance of Deposits. All deposits of Alliance are insured by the Deposit Insurance Fund of the FDIC to the maximum extent permitted by law, all deposit insurance premiums due from Alliance to the FDIC have been paid in full in a timely fashion, and no proceedings have been commenced or, to the Best Knowledge of AB&T, are contemplated by the FDIC or otherwise to terminate such insurance.

2.27. Indemnification Obligations. Except to the extent provided by its Articles of Incorporation or Bylaws in effect on the date of this Agreement or in a contract or agreement Previously Disclosed, or as otherwise required by applicable law, neither AB&T nor Alliance has any obligation to indemnify or hold harmless any of their current or former directors, officers, employees or shareholders or, except as would not be reasonably likely to have a Material Adverse Effect on AB&T, any other person, against or from any costs or expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative. No claim, demand or request for payment of indemnification has been made or currently is pending or, to the Best Knowledge of

AB&T, threatened, against or with respect to either AB&T or Alliance, and, to the Best Knowledge of AB&T, no facts or circumstances exist which reasonably could be expected to result in such.

2.28 Disclosure and Accounting Controls. AB&T maintains and Alliance maintained, prior to its holding company reorganization:

(a) disclosure controls and procedures as required by and defined in the SEC’s Rule 13a-15 under the 1934 Act which are reviewed quarterly by management, including officers who serve as its principal executive officer and principal financial officer, and which are designed to ensure that information required to be disclosed in reports it files with or submits under the 1934 Act is recorded, processed, summarized, communicated to management, and reported, within the time periods specified in the SEC’s rules; and

(b) internal control over financial reporting as required by and defined in the SEC’s Rule 13a-15 under the 1934 Act which provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of AB&T and Alliance, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and receipts and expenditures are made only in accordance with authorizations of management and Boards of Directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on financial statements.

2.29 Related Party Transactions. AB&T has disclosed in the AB&T Reports all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which the AB&T or Alliance is a party with any director, executive officer or five percent (5%) shareholder of AB&T, any present or former spouse or family member of any the foregoing, or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing, in each case to the extent required to be so disclosed. All such transactions, investments and loans were negotiated at arm’s length and are on terms and conditions that are substantially the same as those prevailing for comparable transactions with other persons and do not involve more than the normal risk of repayment or present other unfavorable features.

2.30 Technology Systems. Since January 1, 2006, the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and related Intellectual Property (collectively, the “Technology Systems”) that are used by AB&T and Alliance have not suffered unplanned disruption causing a Material Adverse Effect with respect to the AB&T. Except for ongoing obligations under agreements with providers of the Technology Systems, AB&T’s and Alliance’s use of the Technology Systems is free from any liens. Access to business critical parts of the Technology Systems is not shared with any third party.

2.31 Bank Secrecy Act Compliance; USA PATRIOT Act. AB&T and Alliance are in compliance in all material respects with the provisions of the USA PATRIOT Act and the Bank Secrecy Act of 1970, and all regulations promulgated thereunder, including those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs. AB&T and Alliance have implemented a Bank Secrecy Act compliance program that adequately covers all of the required program elements as required by 12 C.F.R. §21.21.

2.32 OFAC. Neither AB&T nor Alliance is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. AB&T and Alliance have implemented an OFAC compliance program that adequately covers all elements of OFAC compliance, and to the Best Knowledge of AB&T, neither AB&T nor Alliance is engaging nor has either engaged in any dealings or transactions with, and neither nor has been otherwise associated with, such persons or entities.

2.33 Noncompetes. No director or executive officer of AB&T or Alliance is, and, to the Best Knowledge of AB&T, no other officer or employee of the either is, a party to any contract that restricts or prohibits such officer, director or employee from engaging in activities competitive with any person or entity, including AB&T or Alliance.

2.34. Obstacles to Regulatory Approval or Tax Treatment. To the Best Knowledge of AB&T, there exists no fact or condition (including, but not limited to, Alliance’s record of compliance with the Community Reinvestment Act) relating to AB&T or Alliance that may reasonably be expected to (i) prevent or materially impede or delay 1st Financial from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; or (ii) prevent the Merger from qualifying to be a reorganization under Section 368(a) of the Code; and, if any such fact or condition becomes known to AB&T or Alliance, AB&T shall promptly (and in any event within three (3) days after obtaining such knowledge) communicate such fact or condition to 1st Financial in writing.

2.35. Disclosure. To the Best Knowledge of AB&T, no written statement, certificate, schedule, list, or other written information furnished by or on behalf of AB&T or Alliance to 1st Financial in connection with this Agreement and the transactions described herein, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF 1st FINANCIAL AND MOUNTAIN 1st

Except as otherwise specifically provided herein or as “Previously Disclosed” (as defined in Paragraph 10.13 hereof) to AB&T, 1st Financial hereby make the following representations and warranties to AB&T:

3.01. Organization; Standing; Power.

(a) 1st Financial (i) is duly organized and incorporated, validly existing, and in good standing under the laws of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect on 1st Financial, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on 1st Financial. 1st Financial is registered as a bank holding company and is in good standing with the Board of Governors of the Federal Reserve System (the “FRB”).

(b) Mountain 1st (i) is duly organized and incorporated, validly existing, and in good standing as a banking corporation under the laws of the State of North Carolina; (ii) has all requisite power and authority (corporate and other) to own, lease, and operate its properties and to carry on its business as now being conducted; (iii) is duly qualified to do business and is in good standing in each other jurisdiction in which the character of the properties owned, leased, or operated by it therein or in which the transaction of its business makes such qualification necessary, except where failure so to qualify would not have a Material Adverse Effect on 1st Financial, and (iv) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal or state law or any rule or regulation promulgated thereunder, which violation would have a Material Adverse Effect on 1st Financial. Mountain 1st is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. Mountain 1st is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta.

3.02. 1st Financial’s Capital Stock.

(a) 1st Financial’s authorized capital stock consists of 20,000,000 shares of common stock, $5.00 par value per share, of which 4,997,027 shares are issued and outstanding, and 10,000,000 shares of preferred stock, no par value per share, of which 16,369 shares are issued and outstanding; These shares of common and preferred stock, together with the stock options issued to employees of Mountain 1st and directors of 1st Financial, and the warrant to purchase 276,815 shares issued in connection with the issuance of the preferred stock (the “1st Financial Warrant”), constitute 1st Financial’s only outstanding securities.

Each outstanding share of 1st Financial Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable, and (ii) has not been issued in violation of the preemptive rights of any shareholder. The 1st Financial Stock has been registered with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and 1st Financial is subject to the registration and reporting requirements of the 1934 Act. The outstanding shares of common stock of Mountain 1st are duly authorized, validly issued, fully paid and nonassessable, except to the extent set forth in N.C. Gen. Stat. § 53-42.

(b) Subsidiaries. 1st Financial has one wholly-owned subsidiary, Mountain 1st, a North Carolina banking corporation. Mountain 1st’s authorized capital stock consists of 20,000,000 shares of common stock, $5.00 par value per share, of which 6,157,027 shares are issued and outstanding and constitute Mountain 1st’s only outstanding securities. 1st Financial owns all of the issued and outstanding shares of common stock of Mountain 1st.

3.03. Authorization and Validity of Agreement. This Agreement has been duly and validly approved by 1st Financial’s Board of Directors in the manner required by law. Subject only to approval of this Agreement by the shareholders of 1st Financial in the manner required by law as contemplated by Paragraph 6.01(b) hereof and receipt of all required approvals of Regulatory Authorities as contemplated by Paragraph 6.02 hereof, (i) 1st Financial has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described in this Agreement; (ii) all corporate action required to authorize 1st Financial to enter into this Agreement and to perform its obligations and agreements and carry out the transactions described herein has been duly and properly completed or obtained; and (iii) this Agreement has been duly executed on behalf of 1st Financial, and (assuming due authorization, execution and delivery by 1st Financial) constitutes the valid and binding agreement of 1st Financial, enforceable in accordance with its terms (except to the extent enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect which affect creditors’ rights generally; and (B) by legal and equitable limitations on the availability of injunctive relief, specific performance, and other equitable remedies), and (C) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

3.04 Convertible Securities Options, Etc. Except as Previously Disclosed and with the exception of (i) options to purchase an aggregate of 409,996 shares of 1st Financial Stock which options have been issued and are outstanding under the 1st Financial Director Stock Option Plan, the 1st Financial Employee Stock Option Plan and the 1st Financial 2008 Omnibus Equity Plan (the “1st Financial Stock Options”); (ii) 100,000 purchase options available under the 1st Financial Employee Stock Purchase Plan; and (iii) the 1st Financial Warrant, 1st Financial does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of 1st Financial Stock or any other securities of 1st Financial; (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of 1st Financial Stock or any other securities of 1st Financial; or (iii) plans, agreements or other arrangements pursuant to which shares of 1st Financial stock or any other securities of 1st Financial, or options, warrants, rights, calls, or other commitments of any nature pertaining thereto, have been or may be issued.

3.05. Validity of Transactions; Absence of Required Consents or Waivers. Subject to the approval of this Agreement by the shareholders of 1st Financial in the manner required by law and receipt of required approvals of Regulatory Authorities, neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by 1st Financial with any of its obligations or agreements contained herein, will: (i) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, 1st Financial’s Articles of Incorporation or Bylaws, Mountain 1st’s Articles of Incorporation or Bylaws, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which 1st Financial or Mountain 1st is bound or by which either 1st Financial or Mountain 1st, their business, capital stock, or any properties or assets, may be affected; (ii) result in the creation or imposition of any lien, claim, interest, charge, restriction, or encumbrance upon any of 1st Financial’s or Mountain 1st’s properties or assets; (iii) violate any applicable federal or state statute, law, rule, or regulation, or any judgment, order, writ, injunction, or decree of any court, administrative or regulatory agency, or governmental body which violation will or may have a Material Adverse Effect on 1st Financial or Mountain 1st; (iv) result in the acceleration of any material obligation or indebtedness of 1st Financial or Mountain 1st; or (v) interfere with or otherwise adversely affect 1st Financial’s or Mountain 1st’s ability to carry on its business as presently conducted.

No consents, approvals, or waivers are required to be obtained from any person or entity in connection with 1st Financial’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of 1st Financial’s shareholders and of Regulatory Authorities.

3.06. 1st Financial’s Books and Records. 1st Financial’s and Mountain 1st’s books of account and business records have been maintained in material compliance with all applicable legal and accounting requirements and in accordance with good business practices, and such books and records are complete and reflect accurately in all material respects 1st Financial’s and Mountain 1st’s items of income and expense and all of their assets, liabilities, and shareholders’ equity. The minute books of 1st Financial and Mountain 1st accurately reflect in all material respects the corporate actions that their shareholders and Boards of Directors, and all committees thereof, have taken during the time periods covered by such minute books. All such minute books have been or will be made available to AB&T and its representatives.

3.07. 1st Financial Reports. 1st Financial and Mountain 1st have filed all reports, registrations, and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the SEC; (ii) the FRB; (iii) the FDIC; (iv) the Commissioner; and (v) any other Regulatory Authorities. All such reports, registrations, and statements filed by 1st Financial or Mountain 1st with the SEC, the FRB, the FDIC and the Commissioner or other such Regulatory Authorities are collectively referred to herein as the “1st Financial Reports.” To the Best Knowledge (as such term is defined in Paragraph 10.14 hereof) of 1st Financial, as of their respective dates, each 1st Financial Report complied in all material respects with all the statutes, rules, and regulations enforced or promulgated by the regulatory authority with which it was filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and 1st Financial has not been notified by any such governmental or regulatory authority that any such Report was deficient in any material respect as to form or content.

3.08. Financial Statements of 1st Financial. 1st Financial has Previously Disclosed to AB&T a copy of its and Mountain 1st’s audited statements of financial condition as of December 31, 2007, 2006, and 2005 and its audited statements of income, shareholders’ equity and cash flows for the years ended December 31, 2007, 2006, and 2005, together with notes thereto

(collectively, the “1st Financial Audited Financial Statements”), together with copies of its unaudited statements of financial condition as of September 30, 2008, and unaudited statements of income and cash flows for the nine-month periods ended September 30, 2008 and 2007 (collectively, the “1st Financial Interim Financial Statements”). All such financial statements of 1st Financial are consolidated financial statements. Following the date of this Agreement, 1st Financial promptly will deliver to AB&T all other annual or interim financial statements prepared by or for 1st Financial. The 1st Financial Audited Financial Statements and the 1st Financial Interim Financial Statements (including any related notes and schedules thereto) (i) are in accordance with 1st Financial’s books and records; (ii) were prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated; and (iii) present fairly in all material respects 1st Financial’s financial condition, assets and liabilities, results of operations, changes in shareholders’ equity, and changes in cash flows as of the dates indicated and for the periods specified therein. The 1st Financial Audited Financial Statements have been audited by 1st Financial’s independent certified public accountants, Elliott Davis PLLC.

3.09. Tax Returns and Other Tax Matters. (i) 1st Financial and Mountain 1st have timely filed or caused to be filed all federal, state, and local tax returns and reports which are required by law to have been filed, and to the Best Knowledge of 1st Financial, all such returns and reports were true, correct, and complete in all material respects and contained all material information required to be contained therein; (ii) all federal, state, and local income, profits, franchise, sales, use, occupation, property, excise, and other taxes (including interest and penalties), charges and assessments which have become due from or been assessed or levied against 1st Financial, Mountain 1st or their property have been fully paid, or if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected in the 1st Financial Interim Financial Statements; (iii) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of 1st Financial and Mountain 1st have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue and neither 1st Financial nor Mountain 1st has received any indication of the pendency of any audit or examination in connection with any tax return or report and, to the Best Knowledge of 1st Financial, no such return or report is subject to adjustment; and (iv) neither 1st Financial nor Mountain 1st executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax year, the audit of any tax return or report or the assessment or collection of any tax.

3.10. Absence of Material Adverse Changes or Certain Other Events.

(a) Since December 31, 2008, 1st Financial and Mountain 1st have conducted their business only in the ordinary course and there has been no Material Adverse Change, and there has occurred no event or development and there currently exists no condition or circumstance to the Best Knowledge of 1st Financial which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in a Material Adverse Change in or affecting 1st Financial or Mountain 1st.

(b) Since December 31, 2008, and other than in the ordinary course of their business including normal salary review and adjustment, neither 1st Financial nor Mountain 1st has incurred any material liability or engaged in any material transaction or entered into any material agreement, increased the salaries, compensation, or general benefits payable or provided to its employees, suffered any loss, destruction, or damage to any of its properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease which, in the aggregate, could cause a Material Adverse Change in or affecting 1st Financial.

3.11. Absence of Undisclosed Liabilities. Neither 1st Financial nor Mountain 1st has any liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent, or otherwise, whether due or to become due (including, without limitation, tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (i) those reflected in the 1st Financial Audited Financial Statements or the 1st Financial Interim Financial Statements; (ii) increases in deposit accounts in the ordinary course of business since December 31, 2008; or (iii) loan commitments in the ordinary course of its business since December 31, 2008 which, in the aggregate, could cause a Material Adverse Change in or affecting 1st Financial.

3.12. Compliance with Existing Obligations. 1st Financial and Mountain 1st have performed in all material respects all obligations required to be performed by them under, and neither is in default in any material respect under, or in violation in any material respect of, the terms and conditions of its Articles of Incorporation or Bylaws, and/or any contract, agreement, lease, mortgage, note, bond, indenture, license, obligation, understanding, or other undertaking (whether oral or written) to which either is bound or by which either, their business, capital stock, or any of their properties or assets may be affected, which default or violation would have a Material Adverse Effect on 1st Financial or Mountain 1st.

3.13. Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies, or other proceedings or investigations (or, to the Best Knowledge of 1st Financial, any facts or circumstances which reasonably could result in such), including, without limitation, any such action by any Regulatory Authority, which currently exists or is ongoing, pending, or, to the Best Knowledge of 1st Financial or Mountain 1st, threatened, contemplated, or probable of assertion, against, relating to, or otherwise affecting 1st Financial, Mountain 1st or any of their properties, assets or employees which, in the aggregate, could cause a Material Adverse Change in or affecting 1st Financial.

(b) 1st Financial and Mountain 1st have all material licenses, permits, orders, authorizations, or approvals (“1st Financial Permits”) of any federal, state, local, or foreign governmental or regulatory body that are material to or necessary for the conduct of their business or to own, lease, and operate their properties. All such 1st Financial Permits are in full force and effect. No violations are or have been recorded in respect of any such 1st Financial Permits. No proceeding is pending or, to the Best Knowledge of 1st Financial, threatened or probable of assertion to suspend, cancel, revoke, or limit any 1st Financial Permit.

(c) Neither 1st Financial nor Mountain 1st is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding, or other similar agreement, order, directive, memorandum, or consent of, with or issued by any regulatory or other governmental authority (including, without limitation, the FRB) relating to its financial condition, directors or officers, operations, capital, regulatory compliance, or any other matter. There are no judgments, orders, stipulations, injunctions, decrees, or awards against 1st Financial or Mountain 1st which in any manner limit, restrict, regulate, enjoin, or prohibit any present or past business or practice of 1st Financial or Mountain 1st. Neither 1st Financial nor Mountain 1st has been advised that any regulatory or other governmental authority or any court is contemplating, threatening, or requesting the issuance of any such agreement, order, injunction, directive, memorandum, judgment, stipulation, decree, or award.

(d) Neither 1st Financial nor Mountain 1st is in material violation of, or default in any material respect under, and 1st Financial and Mountain 1st have complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions, or decrees of any court or federal, state, municipal, or other Regulatory Authority having jurisdiction or authority over 1st Financial, Mountain 1st or their business operations, properties, or assets (including, without limitation, all provisions of North Carolina law relating to usury, consumer protection laws, and all other laws and regulations applicable to extensions of credit by Mountain 1st). To the Best Knowledge of 1st Financial, there is no basis for any claim by any person or authority for compensation, reimbursement, or damages or other penalties for any violations described in this subparagraph (d).

3.14. Patents, Trademarks and Licenses. 1st Financial and Mountain 1st have not violated, and currently are not in conflict with, any patent, license, trademark, trade name, copyright or proprietary right of any other person or entity.

3.15 Environmental Matters.

(a) Neither 1st Financial nor Mountain 1st has violated any Environmental Laws, and, to the Best Knowledge of 1st Financial, there has been no violation of any Environmental Laws by any other person or entity for whose liability or obligation with respect to any particular matter or violation 1st Financial or Mountain 1st is or may be responsible or liable.

(b) Neither 1st Financial nor Mountain 1st is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the 1st Financial real property by any person or entity.

(c) To the Best Knowledge of 1st Financial (i) there has been no violation of any Environmental Laws by any person or entity (including any violation with respect to any Loan Collateral) for whose liability or obligation with respect to any particular matter or violation 1st

Financial or Mountain 1st is or may be responsible or liable (ii) neither 1st Financial nor Mountain 1st is subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to any Loan Collateral by any person or entity; and (iii) there are no facts, events, or conditions relating to any Loan Collateral that will give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

3.16. Absence of Brokerage or Finders Commissions. Except for the engagement of The Carson Medlin Company by 1st Financial: (i) all negotiations relative to this Agreement and the transactions described herein have been carried on by 1st Financial directly (or through its legal counsel) and no person or firm has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of, AB&T or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein; and (ii) 1st Financial has not agreed, and has no obligation, to pay any brokerage fee or other commission to any person or entity in connection with or as a result of the transactions described herein.

3.17. Material Contracts. Neither 1st Financial nor Mountain 1st is in default in any material respect, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute a default, under any contract, lease, insurance policy, commitment, or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits, where the consequences of such default would have a Material Adverse Effect on 1st Financial or Mountain 1st.

3.18 Employment Matters; Employment Relations. There is no action, suit or proceeding by any person pending or, to the best knowledge of 1st Financial, threatened, against 1st Financial or Mountain 1st (or any of their employees), involving employment discrimination, sexual harassment, wrongful discharge, workers’ compensation or similar claims.

Neither 1st Financial nor Mountain 1st is a party to or bound by any collective bargaining agreement with any of its employees, any labor union or any other collective bargaining unit or organization. There is no pending or, to the Best Knowledge of 1st Financial, threatened labor dispute, work stoppage or strike involving 1st Financial, Mountain 1st or any of their employees, or any pending or to the Best Knowledge of 1st Financial, threatened, proceeding in which it is asserted that 1st Financial or Mountain 1st has committed any unfair labor practice; and, to the Best Knowledge of 1st Financial, there is no activity involving 1st Financial, Mountain 1st or any of their employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

3.19 Employment Agreements; Employee Benefit Plans. There currently exists no condition or circumstance related to the Plans maintained or contributed to by 1st Financial or Mountain 1st for the benefit of any of their current or former employees or directors or any of their beneficiaries which, with the lapse of time or otherwise, would or could cause, create or result in a Material Adverse Change or that would result in a material disadvantage to a “New Employee” (as such term is defined in Paragraph 5.01(d)(ii)) in connection with their participation in employee benefit plans under 5.01(d)(ii).

3.20 Insurance. The blanket bond, liability insurance, life insurance or other insurance policies in effect on December 31, 2008 and in which 1st Financial or Mountain 1st was an insured party or beneficiary (each a “1st Financial Policy” and collectively the “1st Financial Policies”), provide coverage in such amounts and against such liabilities, casualties, losses or risks as is customary or reasonable for entities engaged in 1st Financial’s and Mountain 1st businesses or as is required by applicable law or regulation. In the reasonable opinion of management of 1st Financial, the insurance coverage provided under the 1st Financial Policies is reasonable and adequate in all respects for 1st Financial and Mountain 1st. Each of the 1st Financial policies is in full force and effect and is valid and enforeable in accordance with its terms and is underwritten by an insurer of recognized financial responsibility and which is qualified to issue those policies in North Carolina, and 1st Financial and Mountain 1st have taken all requisite actions (including the giving of required notices) under each such 1st Financial policy in order to preserve all rights thereunder with respect to all matters. Neither 1st Financial nor Mountain 1st is in default under the provisions of, has received notice of cancellation or nonrenewal of or any material premium increase on, or has failed to pay any premium of any 1st Financial policy and, to the Best Knowledge of 1st Financial, there has not been any inaccuracy in any application for any 1st Financial policy. There are no pending claims with respect to any 1st Financial policy (and there are no facts which would form the basis of any such claim and), to the Best Knowledge of 1st Financial, there is currently no condition, and there has occurred no event, that is reasonably likely to form the basis for any such claim.

3.21. Insurance of Deposits. All deposits of Mountain 1st are insured by the Deposit Insurance Fund of the FDIC to the maximum extent permitted by law, all deposit insurance premiums due from Mountain 1st to the FDIC have been paid in full in a timely fashion, and no proceedings have been commenced or, to the Best Knowledge of 1st Financial, are contemplated by the FDIC or otherwise to terminate such insurance.

3.22. Obstacles to Regulatory Approval or Tax Treatment. To the Best Knowledge of 1st Financial, there exists no fact or condition (including, but not limited to, Mountain 1st’s record of compliance with the Community Reinvestment Act) relating to 1st Financial or Mountain 1st that may reasonably be expected to (i) prevent or materially impede or delay 1st Financial from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; or (ii) prevent the Merger from qualifying to be a reorganization under Section 368(a) of the Code; and, if any such fact or condition becomes known to 1st Financial or Mountain 1st, 1st Financial shall promptly (and in any event within three (3) days after obtaining such knowledge) communicate such fact or condition to 1st Financial in writing.

3.23. Disclosure. To the Best Knowledge of 1st Financial, no written statement, certificate, schedule, list, or other written information furnished by or on behalf of 1st Financial or Mountain 1st to 1st Financial in connection with this Agreement and the transactions described herein, when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

COVENANTS OF AB&T

4.01. Affirmative Covenants of AB&T. AB&T hereby covenants and agrees as follows with 1st Financial:

(a) AB&T Shareholders’ Meeting. AB&T agrees to cause a meeting of its shareholders (the “AB&T Shareholders’ Meeting”) to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting by AB&T’s shareholders on the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to, the AB&T Shareholders’ Meeting (including the solicitation of proxies), AB&T will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

AB&T will solicit appointments of proxies from its shareholders for use at the AB&T Shareholders’ Meeting and, in connection with that solicitation, it will distribute to its shareholders proxy solicitation materials (a “Proxy Statement”) in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below.

AB&T will mail the Proxy Statement to its shareholders on a date mutually agreed upon by AB&T and 1st Financial, but in no event less than 30 days prior to the scheduled date of the AB&T Shareholders’ Meeting; provided, however, that no such materials shall be mailed to AB&T’s shareholders unless and until the Proxy Statement shall have been filed by AB&T with the SEC, the review period applicable thereto shall have expired, and AB&T shall have satisfactorily responded to and complied with any comments of the SEC thereon.

(b) Conduct of Business Prior to Effective Time. While the parties recognize that the operation of AB&T and Alliance until the Effective Time is the responsibility of AB&T’s and Alliance’s respective Boards of Directors and officers, AB&T and Alliance agree that, between the date of this Agreement and the Effective Time, and except as otherwise provided herein or expressly agreed to in writing by 1st Financial’s Chief Executive Officer, AB&T and Alliance will each carry on its business in and only in the regular and usual course in substantially the same manner as such business heretofore was conducted, and, to the extent consistent with such business and within its ability to do so, AB&T and Alliance each agrees that it will:

(i) preserve intact its present business organization, keep available its present officers and employees, and preserve its relationships with customers, depositors, creditors, correspondents, suppliers, and others having business relationships with it;

(ii) maintain all of its properties and equipment in customary repair, order and condition, ordinary wear and tear excepted;

(iii) maintain its books of account and records in the usual, regular and ordinary manner in accordance with sound business practices applied on a consistent basis;

(iv) comply in all material respects with all laws, rules and regulations applicable to it, its properties, assets or employees and to the conduct of its business;

(v) not change its policies or procedures, including existing loan underwriting guidelines, in any material respect except as may be required by law;

(vi) continue federal deposit insurance as described in Paragraph 2.26 and to maintain in force insurance such as is described in Paragraph 2.25 hereof; not modify any bonds or policies of insurance in effect as of the date hereof unless the same, as modified, provides substantially equivalent coverage; and, not cancel, allow to be terminated or fail to renew, any such bond or policy of insurance unless the same is replaced with a bond or policy providing substantially equivalent coverage; and

(vii) promptly provide to 1st Financial such information about its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties, employees or operations, as 1st Financial reasonably shall request.

(c) Periodic Financial and Other Information. Following the date of this Agreement and from time to time as indicated below, to and including the Effective Time, AB&T will:

(i) within ten calendar days following each calendar month-end, deliver to 1st Financial a copy of AB&T’s unaudited year-to-date consolidated income statement and an unaudited consolidated statement of condition, each as of that month-end.

(ii) within ten calendar days following each calendar quarter-end, deliver to 1st Financial a copy of AB&T’s interim unaudited consolidated financial statements for and as of the end of that quarterly period;

(iii) promptly following the filing thereof, deliver to 1st Financial a copy of each report, registration, statement or other filing, and any amendments thereto (including without limitation each call report filed by AB&T or Alliance) made by either AB&T or Alliance with or to any Regulatory Authority; provided, however, that AB&T shall not be required to deliver to 1st Financial copies of reports filed electronically by it with the SEC under the 1934 Act which are available to the public on the SEC’s Internet website;

(iv) within ten calendar days following each calendar quarter-end, deliver to 1st Financial a copy of AB&T’s and Alliance’s management’s analysis of their Loan Loss Reserves and Loan Repurchase Reserves and any analysis performed by outside loan review firms during the most recently completed quarter;

(v) within ten calendar days following each calendar month-end, deliver to 1st Financial a listing of the aggregate dollar volume and number of loans and loan commitments made or issued by Alliance during that month;

(vi) within ten calendar days following each calendar month-end, deliver to 1st Financial lists of:

(A)	each loan made by Alliance to a borrower, or commitment by Alliance to make, issue or extend any loan to a borrower, in excess of the lesser of $500,000 or an amount that would cause Alliance’s aggregate credit exposure to that borrower to exceed that amount;

(B)	each renewal, extension or modification by Alliance of the terms of, or commitment by Alliance to renew, extend or modify the terms of, any existing loan to a borrower to whom Alliance would have an aggregate credit exposure in excess of $500,000;

(C)	loans that are past due as to principal or interest for more than 30 days;

(D)	loans in nonaccrual status;

(E)	loans for which there has been no reduction in principal for a period of longer than one year;

(F)	all reworked or restructured loans still outstanding, including original terms, restructured terms and status;

(G)	classified, potential problem or “watch list” loans, along with the outstanding balance and amount specifically allocated to the Loan Loss Reserve for each such loan;

(H)	all loans charged off during the previous month; and

(I)	foreclosed real property or other real estate owned and all repossessed personal property;

(vii) within ten calendar days following each calendar month-end, deliver to 1st Financial lists of:

(A)	mortgage loans held for sale, together with an aging schedule indicating the number of days each loan has been held for sale;

(B)	mortgage loans sold during the month, broken down by investor;

(C)	mortgage loans originated during the month by type (e.g., conforming, conventional, Alt A, SISA, NINA, subprime, etc.), and indicating, for each such loan, the loan term, interest rate and loan-to-value ratio, the borrower’s credit score, and, whether the loan has been sold, is to be sold, or is to be retained;

(D)	mortgage loans on the balance sheet that have been repurchased from investors and mortgage loans that were put into the portfolio that were initially intended to be sold to investors;

(E)	mortgage loans that are pending repurchase from investors or where investors have requested a repurchase;

(F)	mortgage loans identified as “at risk” for repurchase;

(G)	mortgage loans on which there are outstanding or potential mortgage insurance claims;

(H)	any actual or threatened litigation by or against AB&T pertaining to any loan or credit, which list shall contain a description of circumstances surrounding such litigation, its present status and management’s evaluation of such litigation.

As an alternative to physical delivery of the items described in this Paragraph 4.01(c), AB&T may make the information available by giving 1st Financial access to its “Banker’s Dashboard” management tool if that access provides substantially the same information in a readily accessible form within the approximate time frames stated in this Paragraph 4.01(c).

(d) Notice Of Certain Changes Or Events. Following the execution of this Agreement and up to the Effective Time, AB&T promptly will notify 1st Financial in writing of and provide to 1st Financial such information as it shall request regarding (i) any Material Adverse Change in of affecting it or Alliance or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, is reasonably likely to cause, create or result in any such Material Adverse Change; (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation, or warranty of AB&T or Alliance herein, to be or become materially inaccurate, misleading, or incomplete, or which has resulted or may or could cause, create, or result in the breach or violation in any material respect of any of AB&T’s or Alliance’s covenants or agreements contained herein or in the failure of any of the conditions described in Paragraphs 7.01 or 7.03 below; or (iii) the occurrence or existence of any event, fact or condition that may reasonably be expected to (A) prevent or materially impede or delay AB&T or 1st Financial from obtaining the approvals of Regulatory Authorities required in order to consummate, or otherwise from completing, the transactions described in this Agreement, or (B) adversely affect treatment of the Merger as a tax-free reorganization.

(e) Accruals for Loan Loss Reserve and Expenses; Loan Charge-Offs; Corrections.

(A) AB&T will cooperate with 1st Financial and will make such appropriate accounting entries in its and Alliance’s books and records and take such other actions as 1st Financial shall, in its sole discretion, deem to be necessary or desirable in anticipation of the Merger, including without limitation additional provisions to Alliance’s Loan Loss Reserve or accruals or the creation of reserves for employee benefit and expenses related to the transactions described in this Agreement; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed to by AB&T and 1st Financial, AB&T shall not be required to make any such accounting entries until immediately prior to the Closing. AB&T’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Paragraph 4.01(f).

(B) AB&T will make such appropriate accounting entries in its and Alliance’s books and records and take such other actions as 1st Financial, in its sole discretion, deems to be required by GAAP, or which 1st Financial otherwise deems to be necessary, appropriate or desirable in anticipation of the Merger, including without limitation additional provisions to Alliance’s Loan Loss Reserve or accruals or the creation of reserves for employee benefit and Merger-related expenses; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed by AB&T and 1st Financial, AB&T shall not be required to make any such accounting entries until immediately prior to the Closing.

(C) If, during the course of its continuing review of AB&T’s credit files after the date of this Agreement, 1st Financial notifies AB&T of situations or circumstances relating to specific loans or credit files that 1st Financial has identified and that 1st Financial, in its discretion, considers to be deficiencies in loan documentation or to constitute violations of applicable banking rules or regulations relating to loans, AB&T will in good faith review such situations and circumstances and, to the extent it concurs, will promptly take all such actions as are necessary or that 1st Financial specifies in order to correct those deficiencies or violations, and each of those deficiencies or violations shall be corrected to 1st Financial’s reasonable satisfaction prior to the Effective Time.

(f) Consents to Assignment of Leases. With respect to each contract or other agreement, including without limitation each lease or rental agreement pertaining to real or personal property (including each of the AB&T Real Property Leases), to which AB&T or Alliance is a party and which 1st Financial reasonably believes requires the consent of any other contracting party in connection with an actual or deemed assignment or transfer of AB&T’s or Alliance’s interest or obligation thereunder as a result of the Merger, AB&T will use its reasonable best efforts to obtain the written consent of that other party to the assignment to 1st Financial or Mountain 1st of AB&T’s or Alliance’s rights and obligations under the agreement and, in the case of the AB&T Real Property Leases and without regard to any requirement of the lessor’s consent, AB&T will use its reasonable best efforts to obtain from each lessor of the property thereunder a landlord’s estoppel certificate, each of which consents or certificates shall be in a form reasonably satisfactory to 1st Financial.

(g) Access. AB&T and Alliance agree that, following the date of this Agreement and to and including the Effective Time, each will provide 1st Financial and its employees, accountants, legal counsel, environmental consultants or other representatives access to all books, records, files and other information (whether maintained electronically or otherwise), to all properties and facilities, and to all its employees, accountants, legal counsel and consultants, as 1st Financial shall, in its sole discretion, consider to be necessary or appropriate; provided, however, that any investigation or reviews conducted by or on behalf of 1st Financial shall be performed in such a manner as will not interfere unreasonably with AB&T’s or Alliance’s normal operations or with their relationships with their customers or employees, and shall be conducted in accordance with procedures established by the parties, each acting reasonably.

(h) Pricing. Following the date of this Agreement and up to the Effective Time, Alliance will make pricing decisions with respect to its deposit and credit accounts in a manner consistent with its past practices based on competition and prevailing market rates in its banking markets and will give 1st Financial notice of any proposed material changes in the pricing of its deposit and credit accounts.

(i) Further Action; Instruments of Transfer, Etc. AB&T covenants and agrees with 1st Financial that it (i) will use its reasonable best efforts in good faith to take or cause to be taken all action reasonably required of it hereunder as promptly as practicable so as to permit the consummation of the transaction described herein at the earliest possible date; (ii) shall perform all acts and execute and deliver to 1st Financial all documents or instruments reasonably required herein or as otherwise shall be reasonably necessary or useful to or reasonably requested by 1st Financial in consummating such transactions; and (iii) will cooperate with 1st Financial in every reasonable way in carrying out, and will pursue diligently the expeditious completion of, such transaction.

(j) Notice of Certain Loans or Other Extensions of Credit. AB&T covenants and agrees with 1st Financial that it will give (5) business days’ prior notice to 1st Financial before committing to making any loan, extension of credit, purchase of a loan participation, letter of credit or renewal of any existing loan, extension of credit or letter of credit which is secured, in whole or in part, by any of the following: (i) any hotel or motel property; (ii) any property on which a dry cleaner’s business is situated; (iii) any property on which any establishment engaged in the business of selling or storing petroleum products or distillates, including but not limited to any gas station, is located; (iv) any property on which underground storage tanks are presently, or were formerly, situated; (v) accounts receivable and/or inventory; (vi) any property located in excess of fifty (50) miles from any banking office of Alliance; or (vii) any collateral or property with which there may exist an environmental issue.

(k) Termination of Certain Agreements. AB&T and Alliance covenant and agree with 1st Financial that each will, immediately prior to the Effective Time, terminate any agreements or contracts as 1st Financial shall request, including, but not limited to, any data processing agreements, but not including any employment agreements to which AB&T or Alliance is a party.

4.02. Negative Covenants of AB&T. AB&T and Alliance hereby covenant and agree that, between the date hereof and the Effective Time, neither AB&T nor Alliance will do any of the following things or take any of the following actions without the prior written consent and authorization of 1st Financial’s CEO or CFO:

(a) Amendments to Articles of Incorporation or Bylaws. Amend its Articles of Incorporation or Bylaws.

(b) Change in Capital Stock. Make any change in its authorized capital stock, or create any other or additional authorized capital stock or other securities; or issue (including any issuance of shares pursuant to a stock dividend or any issuance of any securities convertible into capital stock), sell, purchase, redeem, retire, reclassify, combine, or split any shares of its capital stock or other securities, or enter into any agreement or understanding with respect to any such action. However, notwithstanding anything contained herein to the contrary, AB&T shall be permitted to issue shares of AB&T Stock upon the exercise of the Warrant or of stock options which are outstanding as of the date of this Agreement.

(c) Options, Warrants, and Rights. Grant or issue any options, warrants, calls, puts, or other rights of any kind relating to the purchase, redemption, or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action.

(d) Dividends. Declare or pay any dividends or make any other distributions on or in respect of any shares of its capital stock or otherwise to its shareholders.

(e) Employment, Benefit, or Retirement Agreements or Plans; Increases and Bonuses. Except as required by law, (i) enter into or become bound by any contract, agreement, or commitment for the employment or compensation of any officer, employee, or consultant which is not immediately terminable by AB&T or Alliance without cost or other liability on no more than thirty (30) days notice; (ii) adopt, enter into, or become bound by any new or additional profit-sharing, bonus, incentive, change in control, “golden parachute,” stock option, stock purchase, pension, retirement, deferred compensation, insurance (hospitalization, life, or other), paid leave (sick, vacation, personal or other) or similar contract, agreement, commitment, understanding, plan, or arrangement (whether formal or informal) with respect to or which provides for benefits for any of its current or former directors, officers, employees, or consultants; or (iii) enter into or become bound by any contract with or commitment to any labor or trade union or association or any collective bargaining group. Neither AB&T nor Alliance will increase the compensation or benefits of, or pay any bonus or other special or additional compensation to, any of its current or former directors, officers, employees or consultants.

(f) Accounting Practices. Make any changes in its accounting methods, practices, or procedures or in depreciation or amortization policies, schedules, or rates heretofore applied (except as required by GAAP or governmental regulations).

(g) Changes in Business Practices. Except as may be required by the FDIC, the Commissioner, the SEC, the FRB, or any other governmental agency or other Regulatory Authority or as shall be required by applicable law, regulation, or this Agreement, (i) change in any material respect the nature of its business or the manner in which it conducts its business; (ii)

discontinue any material portion or line of its business; (iii) change in any material respect its lending, investment, asset-liability management, or other material banking or business policies, (iv) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; (v) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement; (vi) knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; (vii) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of the regulatory approvals described in Paragraph 6.02; or (viii) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Paragraph 4.02.

(h) Acquisition or Disposition of Assets.

(i) Sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any real estate in any amount other than real estate owned;

(ii) Sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any equipment or any other fixed or capital asset (other than real estate) having a book value or a fair market value, whichever is greater, of more than $10,000 for any individual item or asset, or more than $25,000 in the aggregate for all such items or assets;

(iii) Purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any real property in any amount;

(iv) Purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any equipment or any other fixed asset (other than real estate) having a purchase price, or involving aggregate lease payments, in excess of $10,000 for any individual item or asset, or more than $25,000 in the aggregate for all such items or assets;

(v) Enter into any purchase or other commitment or contract for supplies or services which obligates AB&T or Alliance for a period longer than one hundred eighty (180) days;

(vi) Except in the ordinary course of its business consistent with its past practices and only after first providing 1st Financial the opportunity to participate, sell, or enter into or become bound by any contract, agreement, option or commitment to sell any loan or other receivable or any participation in any loan or other receivable;

(vii) Except in the ordinary course of its business consistent with its past practices and only with the prior approval of 1st Financial, purchase or repurchase, or enter into or become bound by any contract, agreement, option or commitment to purchase or repurchase any loan or other receivable or any participation in any loan or other receivable;

(viii) Sell or dispose of, or enter into or become bound by any contract, agreement, option or commitment relating to the sale or other disposition of, any other asset (whether tangible or intangible, and including without limitation any trade name, trademark, copyright, service mark or intellectual property right or license), except for dispositions of assets in the ordinary course of its lending business consistent with its past practices; or assign its right to or otherwise give any other person its permission or consent to use or do business under the corporate name of AB&T or Alliance or any name similar thereto; or release, transfer or waive any license or right granted to it by any other person to use any trademark, trade name, copyright, service mark or intellectual property right; or

(ix) Directly or indirectly (A) acquire (whether by merger or otherwise), or acquire any branch or all or any significant part of the assets of, any other person or entity, (B) open any new branch office, or (C) enter into or become bound by any contract, agreement, commitment or letter of intent relating to, or otherwise take or agree to take any action in furtherance of, any such transaction or the opening of a new branch office.

(i) Debt; Liabilities. With the exceptions of Alliance’s acceptance of deposits, entering into repurchase agreements, Fed funds purchases, borrowings from the Federal Home Loan Bank of no more than thirty days maturity, and direct investments in Alliance by the Federal Reserve Bank of Richmond pursuant to its Treasury Tax and Loan Investment Program, in any such case in the ordinary course of Alliance’s business consistent with its past practices, (i) enter into or become bound by any promissory note, loan agreement or other agreement or arrangement pertaining to the borrowing of money; (ii) except for standby letters of credit issued by Alliance in the ordinary course of its lending business consistent with past practices, assume, guarantee, endorse or otherwise become responsible or liable for any obligation of any other person or entity; or (iii) except in the ordinary course of its business consistent with its past practices, incur any other liability or obligation (absolute or contingent).

(j) Liens; Encumbrances. Mortgage, pledge or subject any of its assets to, or permit any of its assets to become or, except for those liens or encumbrances Previously Disclosed to 1st Financial, remain subject to, any lien or any other encumbrance (other than in the ordinary course of business consistent with its past practices in connection with securing public funds deposits, repurchase agreements, or Federal Home Loan Bank borrowings).

(k) Waiver of Rights. Waive, release or compromise any rights in its favor against or with respect to any of its officers, directors, shareholders, employees, consultants, or agents or members of their families or entities controlled by them or in which they have a significant interest, nor waive, release or compromise any material rights against or with respect to any other person or entity except in the ordinary course of business and in good faith for fair value in money or money’s worth.

(l) Other Contracts. Enter into or become bound by any contracts, agreements, commitments or understandings (other than those permitted elsewhere in this Paragraph 4.02) (i) for or with respect to any charitable contributions exceeding the amounts budgeted prior to the beginning of negotiation of this Agreement; (ii) with any governmental agency or Regulatory Authority; (iii) pursuant to which AB&T or Alliance would assume, guarantee, endorse or otherwise become liable for the debt, liability or obligation of any other person or entity; (iv) which is entered into other than in the ordinary course of its business; or (v) which, in the case of any one contract, agreement, commitment or understanding, and whether or not in the ordinary course of its business, would obligate or commit AB&T or Alliance to make expenditures over any period of time of more than $50,000 (other than contracts, agreements, commitments or understandings entered into in the ordinary course of Alliance’s lending operations).

(m) Aggregate Deposit Liabilities. Take any actions designed to materially increase or decrease the aggregate level of Alliance’s deposits as they exist on the date of this Agreement.

(n) Foreclosures. Except in the ordinary course of business in connection with any foreclosure of a mortgage or deed of trust securing a loan, bid for or purchase any real property which is covered by that mortgage or deed of trust or which is the subject of that foreclosure.

(o) Loans and Other Extensions of Credit. Make or renew any loan or other extension of credit in an amount in excess of $425,000.

(p) Swaps and Hedges. Enter into or become bound by any contract or agreement whereby AB&T or Alliance agrees to engage in any interest rate or other swap or hedge.

(q) Changes in Lease Agreements. Surrender its leasehold interest in any property held under, or seek or agree to the termination of any, AB&T Real Property Lease other than at the end of the term of a Lease Agreement under the terms of which it does not have an option to renew, or (ii) modify or amend an AB&T Real Property Lease other than in connection with the renewal at the end of its term. Prior to renewing or amending an AB&T Real Property Lease as described above, AB&T will consult with 1st Financial and permit 1st Financial to express its views regarding the terms of the renewal or amendment.

4.03 Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 4.03, AB&T shall not, and shall not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal (as defined below) or any inquiries with respect to the making of any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any information relating to AB&T or afford access to the business, properties, assets, books or records of AB&T to any third party, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.02(a)(vi), approve, endorse, recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of (A) a branch office, (B) a substantial portion of AB&T’s or Alliance’s assets, or (C) a business that constitutes a substantial portion of the net revenues, net income or net assets of AB&T, (ii) the direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of AB&T’s Stock, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of AB&T, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving AB&T other than the transactions contemplated by this Agreement.

(b) Notwithstanding anything herein to the contrary, AB&T and its board of directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal, provided that the board of directors of AB&T shall not withdraw or modify in a manner adverse to 1st Financial its Approval Recommendation (as defined in Paragraph 6.01(c)) except as set forth in clause (iii) below; (ii) to initiate any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) AB&T’s board of directors concludes in good faith, after consultation with outside counsel, that failure to do so would breach its fiduciary duties to AB&T’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, AB&T’s board of directors receives from such person an executed confidentiality agreement, a copy of which executed confidentiality agreement shall have been provided to 1st Financial for informational purposes, and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, AB&T promptly notifies 1st Financial in writing of the name of such person and the material terms and conditions of any such Superior Proposal, and (iii) to withdraw, modify, qualify in a manner adverse to 1st Financial, condition or refuse to make its Approval Recommendation (the “Change in Recommendation”) if AB&T’s board of directors concludes in good faith, after consultation with outside counsel and financial advisers, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to AB&T’s shareholders under applicable law.

The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party to acquire more than 50% of the combined voting power of the shares of AB&T Stock then outstanding or all or substantially all of AB&T’s assets for consideration consisting of cash or securities or both that is on terms that the board of directors of AB&T in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the board of directors of AB&T in its good faith judgment believes to be more favorable from a financial point of view to its shareholders than the Merger; (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the board of directors of AB&T, and (C) is reasonably capable of being completed.

(c) AB&T will promptly, and in any event within 24 hours, notify 1st Financial in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making such proposal.

(d) If a Payment Event (as hereinafter defined) occurs, AB&T shall pay to 1st Financial by wire transfer of immediately available funds, within two business days following such Payment Event, a fee of $745,000 (the “Break-up Fee”). The term “Payment Event” means any of the following:

(i) the termination of this Agreement by 1st Financial pursuant to Paragraph 8.02(b)(vi);

(ii) the termination of this Agreement by AB&T pursuant to Paragraph 8.02(a)(vi);

(iii) a tender offer or exchange offer for 25% or more of the outstanding common stock of AB&T is commenced and AB&T shall not have sent to its shareholders, within 10 business days after the commencement of such tender offer or exchange offer, a statement that the board of directors of AB&T recommends rejection of such tender offer or exchange offer; or

(iv) the occurrence of any of the following events within eighteen months of the termination of this Agreement pursuant to Paragraph 8.02(a)(iv) (but only if by reason of AB&T’s shareholders’ failure to approve this Agreement and Plan of Merger) or 8.02(b)(iv), provided that an Acquisition Proposal shall have been made by a Third Party after the date hereof and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) AB&T enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party; (B) such Third Party, directly or indirectly, acquires substantially all of the assets of AB&T; (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding AB&T Stock or (D) AB&T adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding AB&T Stock or an extraordinary dividend relating to substantially all of the outstanding AB&T Stock or substantially all of the assets of AB&T. As used herein, “Third Party” means any person as defined in Section 13(d) of the 1934 Act other than 1st Financial or its affiliates.

AB&T acknowledges that the agreements contained in this Paragraph 4.03 are an integral part of the transactions contemplated in this Agreement and that without these agreements 1st

Financial would not enter into this Agreement. Accordingly, in the event AB&T fails to pay to 1st Financial the Break-up Fee, promptly when due, AB&T shall, in addition thereto, pay to 1st Financial all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by 1st Financial, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

ARTICLE V

COVENANTS OF 1ST FINANCIAL

5.01. Affirmative Covenants of 1st Financial . 1st Financial hereby covenants and agrees as follows with AB&T:

(a) 1st Financial Shareholders’ Meeting. 1st Financial agrees to cause a meeting of its shareholders (the “1st Financial Shareholders’ Meeting”) to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting by 1st Financial’s shareholders on the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to the 1st Financial Shareholders’ Meeting (including the solicitation of proxies), 1st Financial will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

1st Financial will solicit appointments of proxies from its shareholders for use at the 1st Financial Shareholders’ Meeting and, in connection with that solicitation, it will distribute to its shareholders proxy solicitation materials (a “Proxy Statement”) in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below.

1st Financial will mail the Proxy Statement to its shareholders on a date mutually agreed upon by AB&T and 1st Financial, but in no event less than 30 days prior to the scheduled date of the 1st Financial Shareholders’ Meeting; provided, however, that no such materials shall be mailed to 1st Financial ‘s shareholders unless and until the Proxy Statement shall have been filed by 1st Financial with the SEC, the review period applicable thereto shall have expired, and 1st Financial shall have satisfactorily responded to and complied with any comments of the SEC thereon.

(b) Access. 1st Financial agrees that, following the date of this Agreement and to and including the Effective Time, it will provide AB&T and its employees, accountants, legal counsel, environmental consultants or other representatives access to all books, records, files and other information (whether maintained electronically or otherwise), to all properties and facilities, and to all its employees, accountants, legal counsel and consultants, as AB&T shall, in its sole discretion, consider to be necessary or appropriate; provided, however, that any investigation or reviews conducted by or on behalf of AB&T shall be performed in such a manner as will not interfere unreasonably with 1st Financial’s or Mountain 1st’s normal operations or with their relationships with their customers or employees, and shall be conducted in accordance with procedures established by the parties, each acting reasonably.

(c) Further Action; Instruments of Transfer. 1st Financial covenants and agrees with AB&T that it (i) will use its best efforts in good faith to take or cause to be taken all action required of it under this Agreement as promptly as practicable so as to permit the consummation of the transaction described herein at the earliest possible date; (ii) shall perform all acts and execute and deliver to AB&T all documents or instruments required herein, or as otherwise shall be reasonably necessary or useful to or requested by AB&T, in consummating such transactions; (iii) will cooperate with AB&T in every reasonable way in carrying out, and will pursue diligently the expeditious completion of, such transactions; and (iv) shall take such corporate action as is necessary to authorize the issuance of additional shares of 1st Financial Stock as necessary to complete the Merger.

(d) Alliance Employees; Employee Benefits.

(i) Subject to the availability of suitable positions within Mountain 1st, 1st Financial will endeavor, but will not be obligated, to offer employment to current employees of Alliance who remain employed by Alliance at the Effective Time. Except to the extent otherwise provided in a written agreement between Mountain 1st and an employee of Alliance, the employment offered by Mountain 1st to Alliance’s employees will be on an “at will” basis in such a position, at such location within Mountain 1st’s system, and for such rate of compensation, as shall be determined by Mountain 1st in the ordinary course of its business following the Effective Time, and nothing in this Agreement shall be deemed to constitute an employment agreement between 1st Financial or Mountain 1st and any such person or to obligate 1st Financial or Mountain 1st to employ any such person for any specific term or period of time, in any specific position, or at any specific salary or rate of compensation, or at all, or to restrict 1st Financial’s right to terminate the employment of any such person at any time following the Effective Time and for any reason satisfactory to it.

(ii) Following the Effective Time, except as otherwise provided in this Agreement, any employee of AB&T or Alliance who becomes an employee of 1st Financial or Mountain 1st (a “New Employee”) shall be entitled to receive all employee benefits and to participate in all benefit plans provided by 1st Financial or Mountain 1st, as applicable, on the same basis (including cost) and subject to the same eligibility and vesting requirements, and to the same conditions, restrictions and limitations, as generally are in effect and applicable to other newly hired employees of 1st Financial or Mountain 1st, as applicable, except that New Employees shall be immediately eligible to participate in all benefit plans of 1st Financial or Mountain 1st, as applicable, but only to the extent that such New Employees would have been eligible to participate in corresponding benefit plans of AB&T or Alliance. Each New Employee shall be given credit for his or her full years of service with AB&T or Alliance for purposes of, including but not limited to eligibility for participation and vesting in 1st Financial’s Section 401(k) savings plan; and for all purposes under 1st Financial’s other benefit plans (including entitlement to vacation and sick leave). A New Employee’s participation will be without regard to pre-existing condition requirements under 1st Financial’s health insurance plan, provided that any such pre-existing condition was covered under AB&T’s or Alliance’s health insurance plan(s) at the effective date of coverage under AB&T’s or Alliance’s health insurance plan and the New Employee provides evidence of such previous coverage in a form satisfactory to 1st Financial’s or Mountain 1st’s health insurance carrier, as applicable.

(e) Additions to Board of Directors. 1st Financial agrees to add to its Board of Directors, effective immediately after the Effective Time, two (2) additional directors one (1) of whom shall be Wayne F. Shovelin and one (1) of whom shall be another member of AB&T’s Board of Directors, provided that both of the individuals so appointed shall be serving as directors of AB&T immediately prior to the Effective Time. Each such director appointed to the 1st Financial Board of Directors (“Appointed Directors”) shall serve until the next annual meeting of the shareholders at which directors are elected. 1st Financial agrees to nominate for election at such annual meeting of shareholders one of the Appointed Directors to serve a three-year term, and the other Appointed Directors to serve a two-year term.

(f) Employment and Consulting Agreements Provided he remains employed by AB&T at the Effective Time in his current position, 1st Financial shall enter into an employment agreement with Daniel C. Ayscue in the form as attached as Exhibit 5.01(f) to this Agreement.

(g) Indemnification of Directors and Officers; “Tail” Coverage. (i) After the Effective Time, without releasing any insurance carrier and after exhaustion of all applicable director and liability insurance coverage for AB&T and its directors and officers, 1st Financial shall indemnify, hold harmless and defend the directors and officers of AB&T in office on the date hereof or the Effective Time, to the same extent and in the same manner as AB&T or Alliance would have been obligated to indemnify their own directors and officers, prior to the Effective Time, from and against any and all claims, disputes, demands, causes of action, suits, proceedings, losses, damages, liabilities, obligations, costs and expenses of every kind and nature including, without limitation, reasonable attorneys’ fees and legal costs and expenses therewith whether known or unknown and whether now existing or hereafter arising which may be threatened against, incurred, undertaken, received or paid by such persons in connection with or which arise out of or result from or are based upon any action or failure to act by such person in the ordinary scope of his duties as a director or officer of AB&T or Alliance (including service as a director or officer of any AB&T subsidiary or fiduciary of any of the AB&T Plans (as defined in Paragraph 2.24(b)) through the Effective Time; provided, however, that 1st Financial shall not be obligated to indemnify such person for (i) any act not available for statutory or permissible indemnification under North Carolina law, (ii) any penalty, decree, order, finding or other action imposed or taken by any regulatory authority, (iii) any violation or alleged violation of federal or state securities laws to the extent that indemnification is prohibited by law, or, provided, however, that (A) 1st Financial shall have the right to assume the defense thereof and upon such assumption 1st Financial shall not be liable to any director or officer of AB&T or Alliance for any legal expenses of other counsel or any other expenses subsequently incurred by such director or officer in connection with the defense thereof, except that if 1st Financial elects not to assume such defense or counsel for such director or officer reasonably advises such director or officer that there are issues which raise conflicts of interest between 1st Financial and such director or officer, such director or officer may retain counsel reasonably satisfactory to him, and 1st Financial shall pay the reasonable fees and expenses of such counsel, (B) 1st Financial shall not be liable for any settlement effected without its prior written consent, and (C)

1st Financial shall have no obligation hereunder to any director or officer of AB&T or Alliance when and if a court of competent jurisdiction shall determine that indemnification of such director or officer in the manner contemplated hereby is prohibited by applicable law.

(ii) Immediately prior to the Effective Time, 1st Financial will cooperate reasonably with AB&T and Alliance to arrange for AB&T or Alliance to purchase “tail” coverage with respect to their directors’ and officers’ liability and errors and omissions liability insurance, effective at the Effective Time for a three year term and in the same amount of coverage as is provided by their then current directors’ and officers’ and errors and omissions liability insurance policy, provided that the total costs of such tail coverage shall not exceed an aggregate of $50,000 without 1st Financial’s prior written approval.

(h) Notice Of Certain Changes Or Events. Following the execution of this Agreement and up to the Effective Time, 1st Financial promptly will notify AB&T in writing of and provide to AB&T such information as it shall request regarding (i) any Material Adverse Change in of affecting it or Mountain 1st or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, is reasonably likely to cause, create or result in any such Material Adverse Change; (ii) the actual or prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation, or warranty of 1st Financial or Mountain 1st herein, to be or become materially inaccurate, misleading, or incomplete, or which has resulted or may or could cause, create, or result in the breach or violation in any material respect of any of 1st Financial’s or Mountain 1st’s covenants or agreements contained herein or in the failure of any of the conditions described in Paragraphs 7.02 or 7.03 below; or (iii) the occurrence or existence of any event, fact or condition that may reasonably be expected to (A) prevent or materially impede or delay 1st Financial or AB&T from obtaining the approvals of Regulatory Authorities required in order to consummate, or otherwise from completing, the transactions described in this Agreement, or (B) adversely affect treatment of the Merger as a tax-free reorganization.

5.02. Negative Covenants of 1st Financial. 1st Financial covenants and agrees that, between the date hereof and the Effective Time, neither 1st Financial nor Mountain 1st will, without the prior written consent and authorization of AB&T’s CEO, and except as may be required by the FDIC, the Commissioner, the SEC, the FRB, or any other governmental agency or other Regulatory Authority or as shall be required by applicable law, regulation, or this Agreement:

(a) Take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) Take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement;

(c) Knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

(d) Take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of the regulatory approvals described in Paragraph 6.02; or

(e) Agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Paragraph 5.02.

ARTICLE VI

MUTUAL AGREEMENTS

6.01. Registration Statement; Proxy Statement/Prospectus; Recommendation.

(a) Registration Statement. As soon as practicable following the execution of this Agreement, 1st Financial and AB&T shall in consultation with each other prepare, and 1st Financial shall file with the SEC, a registration statement on Form S-4 (or on such other form as 1st Financial shall determine to be appropriate) (the “Registration Statement”) covering the 1st Financial Stock to be issued to shareholders of AB&T pursuant to this Agreement, and will use their respective reasonable best efforts in good faith to see that the Registration Statement is declared effective by the SEC under the 1933 Act. Additionally, 1st Financial and AB&T shall in consultation with each other take all such other actions, if any, as shall be required by applicable state securities or “blue sky” laws (i) to cause the 1st Financial Stock to be issued upon consummation of the Merger, at the time of the issuance thereof, to be duly qualified or registered (unless exempt) under such laws; (ii) to cause all conditions to any exemptions from qualification or registration under such laws to have been satisfied; and (iii) to obtain any and all required approvals or consents to the issuance of such stock.

(b) Preparation and Distribution of Joint Proxy Statement/Prospectus. 1st Financial and AB&T jointly will prepare a “Proxy Statement/Prospectus” for distribution to both AB&T’s and 1st Financial’s shareholders as the proxy statement relating to their solicitation of proxies for use at the AB&T Shareholders’ Meeting, the 1st Financial Shareholders’ Meeting, and as 1st Financial’s prospectus relating to the offer and distribution of 1st Financial Stock as described herein. The Proxy Statement/Prospectus shall be in such form and shall contain or be accompanied by such information regarding the AB&T Shareholders’ Meeting, the 1st Financial Shareholders’ Meeting, this Agreement, the parties hereto, and the transactions described or contemplated herein as is required by applicable law and regulations of the SEC applicable to 1st Financial and otherwise as shall be agreed upon by AB&T and 1st Financial. 1st Financial shall include the Proxy Statement/Prospectus as the prospectus in the Registration Statement. Each party hereto will cooperate with the other in good faith and will use its respective reasonable best efforts in good faith to respond to any comments of the SEC thereon.

AB&T and 1st Financial will each mail the Proxy Statement/Prospectus to its respective shareholders as soon as practicable following the date on which, and in the form in which, the Registration Statement is declared effective by the SEC.

(c) Recommendation of AB&T’s and 1st Financial’s Boards of Directors.

(1) Except in the circumstances described in Paragraph 4.03, and provided that 1st Financial is then in compliance with its obligations under this Agreement, AB&T covenants that its directors, individually and collectively as AB&T’s Board of Directors, and its officers, will (A) recommend to and actively encourage AB&T’s shareholders to vote their shares of AB&T Stock at the AB&T Shareholders’ Meeting in favor of ratification and approval of this Agreement and the Merger, and the Proxy Statement distributed to AB&T’s shareholders in connection with the AB&T Shareholders’ Meeting will so indicate and state that AB&T’s Board of Directors considers the Merger to be advisable and in the best interests of AB&T and its shareholders; and (B) executive officers and directors will refrain from making any statement or taking any action designed or intended to discourage AB&T’s shareholders from voting their shares of AB&T Stock at the AB&T Shareholders’ Meeting in favor of ratification and approval of this Agreement and the Merger (the “Approval Recommendation”).

(2) Unless there is a material change in circumstances which causes 1st Financial’s Board of Directors to reasonably believe, based on a written opinion of outside counsel, that such a recommendation would violate the directors’ duties or obligations to 1st Financial or its shareholders under applicable law, 1st Financial’s Board of Directors will unanimously recommend to and actively encourage 1st Financial’s shareholders to vote their shares of 1st Financial Stock at the 1st Financial Shareholders’ Meeting to approve and adopt this Agreement and the Merger, and the Proxy Statement/Prospectus mailed to 1st Financial’s shareholders will so indicate and state that 1st Financial’s Boards of Directors considers the Merger to be advisable and in the best interests of AB&T, 1st Financial and their respective shareholders.

6.02. Regulatory Approvals. Promptly following the date of this Agreement, 1st Financial and AB&T each shall use their respective reasonable best efforts in good faith to (i) prepare and file, or cause to be prepared and filed, all applications for regulatory approvals and actions as may be required of them, respectively, by applicable law and regulations with respect to the transactions described herein (including applications to the FRB, the Commissioner, and to any other Regulatory Authority as may be required), and (ii) obtain all necessary regulatory approvals required for consummation of the transactions described herein. Before the filing thereof, each party to this Agreement (and its counsel) shall have the right to review and comment on the form and content of any such application to be filed by the other party. Should the appearance of any of the officers, directors, employees, or counsel of any of the parties hereto be requested by any other party or by any governmental agency at any hearing in connection with any such application, such party shall promptly use its best efforts to arrange for such appearance.

6.03. Information for Proxy Statement/Prospectus and Regulatory Approvals. 1st Financial and AB&T each agrees to respond promptly, and to use its reasonable best efforts to cause its directors, officers, counsel, accountants, and affiliates to respond promptly, to requests by any other party or its counsel for information for inclusion in the various applications for regulatory approvals and in the Proxy Statement/Prospectus and the Registration Statement. 1st Financial and AB&T each hereby covenants that none of the information provided by it for inclusion in such documents and applications will, at the time of mailing of those materials to their respective shareholders, or at the time of receipt of any such required approval of a Regulatory Authority, as the case may be, contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

6.04. Expenses. Subject to the provisions of Paragraph 8.03, whether or not this Agreement shall be terminated or the Merger shall be consummated, AB&T and 1st Financial each shall pay its own legal, accounting, and financial advisory fees and all its other costs and expenses incurred or to be incurred in connection with the execution and performance of its obligations under this Agreement or otherwise in connection with this Agreement and the transactions described herein (including, without limitation all accounting fees, legal fees, consulting and advisory fees, filing fees, printing costs, and travel expenses). All costs incurred in connection with the printing and mailing of the Proxy Statement/Prospectus shall be deemed to be incurred and shall be paid equally by AB&T and 1st Financial.

6.05 Announcements; Confidential Information.

(a) AB&T and 1st Financial each agrees that no persons other than the parties to this Agreement are authorized to make any public announcements or statements about this Agreement or any of the transactions described herein, and that, without the prior review and consent of the other parties (which consent shall not unreasonably be denied or delayed), it will not make any public announcement, statement or disclosure as to the terms and conditions of this Agreement or the transactions described herein, except for such disclosures as may be required incidental to obtaining the required approval of any Regulatory Authority to the consummation of the transactions described herein.

(b) For purposes of this Paragraph 6.05, “Confidential Information” refers to any information (including business and financial information) that a party to whom the information pertains (an “Informing Party”) provides or makes available, in connection with this Agreement, to a party for whose benefit the information is provided, or to that party’s affiliates, directors, officers, employees, attorneys, advisors, consultants, representatives and agents (a “Receiving Party”), or which a Receiving Party may otherwise obtain from any examination of an Informing Party’s documents, books, records, files or other written materials or from any discussions with any of the Informing Party’s directors, officers, employees, attorneys, advisors, consultants, representatives and agents, and shall be deemed to include, without limitation, (i) all such documents, books, records, files or other written materials themselves and all information contained therein (whether maintained in writing, electronically, on microfiche or otherwise), (ii) all corporate minutes, financial projections and budgets, historical and projected sales reports, acquisition or other expansion analyses or plans, pro forma financial data, capital spending budgets and plans, market studies and business plans, (iii) all information relative to financial results and condition, operations, policies and procedures, computer systems and software, shareholders, employees, officers, and directors, and (iv) all information relative to customers and former or prospective customers.

(c) Prior to the Effective Time, all Confidential Information of an Informing Party is proprietary to the Informing Party and constitutes either trade secrets or confidential information of the Informing Party. Without the Informing Party’s express written consent, the Receiving Party shall not remove any Confidential Information of the Informing Party in written or other recorded form from the Informing Party’s premises.

(d) Prior to the Effective Time, all Confidential Information of an Informing Party is to be held in strict confidence by a Receiving Party and, except as otherwise provided herein, may not be disclosed by a Receiving Party to any person or entity not a party to this Confidentiality Agreement, unless the Receiving Party:

(i) can demonstrate that the same information as the Confidential Information to be disclosed already was in its possession prior to such Confidential Information being obtained;

(ii) can demonstrate that the same information as the Confidential Information to be disclosed is already publicly available or, at that time, has become publicly available through no fault of, or violation of this Paragraph 6.05 by, the Receiving Party or any other person that the Receiving Party knows, or has reason to know, is obligated to protect such Confidential Information; or

(iii) demonstrates that the same information as the Confidential Information to be disclosed was developed independently by or for the Receiving Party, without the use of the Confidential Information disclosed to or obtained by the Receiving Party.

(e) Prior to the Effective Time, the Receiving Party (i) may disclose Confidential Information of the Informing Party to the Receiving Party’s affiliates, directors, officers, employees, agents, attorneys, advisors and consultants who are directly involved in discussions of a potential transaction, only on a need to know basis and only if such persons or entities agree for the benefit of the other party to be bound by the restrictions and obligations of this Paragraph 6.05; and (ii) will enforce its obligations under this Paragraph 6.05 against all persons to whom it discloses Confidential Information and shall be responsible and liable to the Informing Party for any disclosure of Confidential Information by such persons or entities in violation of such restrictions and obligations.

(f) Upon termination of this Agreement the Receiving Party will deliver or cause to be delivered to the Informing Party all written Confidential Information of the Informing Party in the possession of the Receiving Party, or provide an officer’s affidavit as to the destruction of all copies of such Confidential Information.

(g) Prior to the Effective Time, the Receiving Party shall not use any Confidential Information of the Informing Party in an unlawful manner, to interfere with or attempt to terminate or otherwise adversely affect any actual or proposed contractual or business relationship of the Informing Party, or for any other purposes other than in conjunction with the transactions described herein. Without limiting the generality of the foregoing, in no event shall the Receiving Party use any Confidential Information of the Informing Party, directly or indirectly, for the purpose of competing against the Informing Party.

(h) Notwithstanding anything contained in this Paragraph 6.05 to the contrary, neither AB&T nor 1st Financial shall be required to obtain the prior consent of the other party for any such disclosure which it, in good faith and upon the advice of its legal counsel, believes is required by law; provided, however, that before any such disclosure may be made by a Receiving Party upon the advice of its legal counsel, it shall, except where such notice is prohibited by law, give the Informing Party reasonable notice of its intent to make such disclosure, the form of content of that disclosure, and the basis upon which its legal counsel has advised it that such disclosure is required by law, so that the Informing Party may seek a protective order or other similar or appropriate relief, and the Receiving Party also shall undertake in good faith to have the Confidential Information to be disclosed treated confidentially by the party to whom the disclosure is made.

(i) The provisions of this Paragraph 6.05 supersede the provisions of that certain “Mutual Confidentiality Agreement” dated November 26, 2008, between AB&T and 1st Financial.

(j) This Paragraph 6.05 shall survive and remain in effect following any termination of this Agreement.

6.06. Section 16 Matters. Prior to the Effective Time, 1st Financial and AB&T shall take all such steps as may be required and available to cause any dispositions of AB&T Common Stock (including AB&T Stock Options or acquisitions of 1st Financial Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to AB&T to be exempt under Rule 16b-3 promulgated under the 1934 Act. AB&T agrees to promptly furnish 1st Financial with all requisite information necessary for 1st Financial to take the actions contemplated by this Paragraph 6.06.

6.07. Treatment of AB&T Stock Options.

(a) From and after the Effective Time, all options granted under the AB&T Financial Corporation 2005 Incentive Stock Option Plan and the AB&T Financial Corporation 2005 Nonstatutory Stock Option Plan to purchase shares of AB&T Stock (each, an “AB&T Stock Option”), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of 1st Financial Stock, and 1st Financial shall assume each such AB&T Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Time (i) each such AB&T Stock Option assumed by 1st Financial may be exercised solely to purchase shares of 1st Financial Stock; (ii) the number of shares of 1st Financial Stock purchasable upon exercise of such AB&T Stock Option shall be equal to the number of shares of AB&T Stock that were purchasable under such AB&T Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (iii) the per share exercise price under each such AB&T Stock Option shall be adjusted by dividing the per share exercise price of each such AB&T Stock Option by the Exchange Ratio, rounded up to the nearest cent. The terms of each AB&T Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to shares of 1st Financial Stock on or subsequent to the Effective Time. The adjustment provided in this Paragraph 6.07(a) with respect to any AB&T Stock Options (whether or not “incentive stock options” (as defined in section 422 of the Code)) shall be and is intended to be effected in a manner which is consistent with section 424(a) of the Code and, to the extent it is not so consistent, the provisions of such section 424(a) of the Code shall override anything to the contrary contained herein.

(b) At or prior to the Effective Time, 1st Financial shall take all corporate action necessary to reserve for issuance sufficient shares of 1st Financial Stock for delivery upon exercise of the AB&T Stock Options assumed by it in accordance with this Paragraph 6.07. As soon as practicable after the Effective Time, 1st Financial shall file an amendment to the registration statement on Form S-8 (or such other form as may be required), with respect to the shares of 1st Financial Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

6.08. Real Property Matters.

(a) At its option and expense, following the date of this Agreement 1st Financial may cause to be conducted (i) a title examination, physical survey, zoning compliance review, and structural inspection of any or all of the AB&T Real Property and improvements thereon (collectively, the “Property Examination”), and (ii) site inspections, environmental assessments, historic reviews, and regulatory analyses of any or all of the AB&T Real Property, together with such other studies, testing and intrusive sampling and analyses as 1st Financial shall deem necessary or desirable (collectively, the “Environmental Survey”); provided, however, that any investigations or reviews conducted by or on behalf of 1st Financial shall be performed in such a manner as will no interfere unreasonably with AB&T’s and Alliance’s normal operations.

If, in the course of the Property Examination or Environmental Survey, 1st Financial identifies one or more “Material Defects” (as defined below), 1st Financial will give prompt written notice thereof to AB&T describing the facts or conditions constituting each such Material Defect.

(b) For purposes of this Agreement, a “Material Defect” shall include:

(i) the existence of any lien (other than the lien of real property taxes not yet due and payable), encumbrance, title imperfection or title irregularity relating to any of the Real Property, including without limitation the existence of any facts or circumstances that adversely affect any of either AB&T’s or Alliance’s ability to enforce any Lease Agreement or its rights in any leasehold interest thereunder;

(ii) the existence of any zoning restriction, easement, covenant or other restriction, or the existence of any facts or conditions that constitute a breach of representations and warranties contained in Paragraph 2.15 or 2.20, relating or with respect to any of the AB&T Real Property, in either such case that 1st Financial reasonably believes will materially and adversely affect its use of that Real Property for the purpose for which and in the manner in which it currently is used or the value or marketability of that AB&T Real Property;

(iii) the existence of any structural defects or conditions of disrepair in the improvements on any parcel of the AB&T Real Property (including any equipment, fixtures or other components related thereto); or

(iv) the existence of facts or circumstances relating to any of the AB&T Real Property and indicating that (A) there likely has been a discharge, disposal, release, threatened release, or emission by any person of any Hazardous Substance on, from, under, at, or relating to that AB&T Real Property, or (B) any action has been taken or not taken, or a condition or event likely has occurred or exists, with respect to that AB&T Real Property (including, without limitation, any removal or disposal of materials from the AB&T Real Property) which constitutes or would constitute a violation of any Environmental Law or any contract or other agreement between either AB&T or Alliance and any other person or entity, as to which, in either such case, 1st Financial reasonably believes, based on the advice of legal counsel or other consultants, that, before or after the Effective Time, either AB&T or Alliance, or 1st Financial, respectively, could incur costs or become responsible or liable for assessment, removal, remediation, monetary damages (including without limitation any liability to other persons for property damage or personal injury), or civil, criminal or administrative penalties or other corrective action.

(c) In the event that:

(i) 1st Financial reasonably believes that (A) the total of the costs and expenses that either AB&T or Alliance or 1st Financial could incur in fully correcting all Material Defects identified by 1st Financial that are described in Paragraphs 6.08(b)(i), (iii) and/or (iv) above, plus (B) all other amounts for which either AB&T or Alliance or 1st Financial could become responsible or liable related to all those Material Defects as described in Paragraph 6.08(b), in either case whether before or after the Effective Time, exceeds an aggregate of $500,000, or

(ii) 1st Financial identifies one or more Material Defects described in Paragraph 6.08(b)(ii) above,

then 1st Financial shall have the right and option, exercisable upon written notice to AB&T, to terminate this Agreement. In the event that, following its investigation of any such Material Defects, 1st Financial concludes that it will terminate this Agreement as provided in the preceding sentence, it will give prompt notice of termination to AB&T; provided, however, that 1st Financial shall not be obligated to give any such notice while it continues in good faith to investigate, or to determine the nature and cost of potential corrective actions, if any, to remedy, any such Material Defect.

(d) It is contemplated that 1st Financial will conduct the Property Examination and the Environmental Survey following the date of this Agreement and prior to the Effective Time. It is the intent of this Agreement, and AB&T understands and agrees that, upon completion of the Property Examination and Environmental Survey, if any of the facts, conditions, circumstances or other matters revealed by the Property Examination or Environmental Survey reveal a Material Defect, then 1st Financial may exercise its rights under this Paragraph 6.08 without regard to any actual knowledge on or prior to the date of this Agreement on the part of 1st Financial or its officers or advisers of that Material Defect or the facts, conditions, circumstances or other matters pertaining thereto and without regard to any Previous Disclosure to 1st Financial, or any other communication to 1st Financial or any of its officers or advisers, prior to the date of this Agreement, or otherwise.

6.09. Tax Opinion. 1st Financial and AB&T agree to use their best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and to obtain a written opinion from a qualified accounting or law firm (the “Tax Opinion”), addressed jointly to the Boards of Directors of 1st Financial and AB&T, to the foregoing effect. Each further agrees that it will not intentionally take any action that would cause the Merger to fail to so qualify.

6.10 Treatment of 401(k) Plan. At 1st Financial’s option, AB&T or Alliance’s Section 401(k) plan(s) will be terminated, effective immediately prior to the Effective Time. Each participant in such plan at the time it is terminated may elect, upon completion of the termination and the final liquidation of the plan, (a) to receive a distribution of the assets credited to his or her plan account at that time, (b) to have those assets credited as a direct “roll-over” to the participant’s individual retirement plan account, or, (c) if the participant will become a participant in Mountain 1st’s Section 401(k) plan, to have those assets credited as a “roll-over” to the participant’s plan account under Mountain 1st’s plan.

AB&T and Alliance each will take or cause to be taken such actions as Mountain 1st shall reasonably consider to be necessary or desirable in connection with or to effect or facilitate such plan termination. As successor to AB&T and Alliance, Mountain will, as of the Effective Time, it will assume any and all administrative and fiduciary duties of AB&T and Alliance with respect to completion of the termination and liquidation of their 401(k) plan(s), including, without limitation, duties relating to filings with the Internal Revenue Service relating to the plan.

ARTICLE VII

CONDITIONS PRECEDENT TO THE CLOSING

7.01. Conditions to All Parties’ Obligations. Notwithstanding any other provision of this Agreement to the contrary, the obligations of each of the parties to this Agreement to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Approval by Regulatory Authorities; No Disadvantageous Conditions. (i) The Merger and the other transactions described herein shall have been approved, to the extent required by law, by the FRB and by all other Regulatory Authorities having jurisdiction over such transaction, (ii) no Regulatory Authority shall have withdrawn its approval of such transactions or imposed any condition on such transactions or conditioned its approval thereof, which condition is reasonably deemed by 1st Financial or AB&T to be materially disadvantageous or burdensome or to impact so adversely the economic or business benefits of this Agreement as to render it inadvisable for such party to consummate the transactions contemplated herein; (iii) all waiting periods required following necessary approvals by Regulatory Authorities shall have expired, and, in the case of any waiting period imposed by law or regulation following approval by the FRB, or other governmental agency or Regulatory Authority, no unwithdrawn objection to the transactions contemplated herein shall have been raised by the U.S. Department of Justice; (iv) all other consents, approvals, and permissions, and the satisfaction of all of the requirements prescribed by law or regulation, necessary to the carrying out of the transactions contemplated herein shall have been procured; and (v) no legislative or regulatory development shall have occurred that is reasonably deemed by 1st Financial or AB&T to impact so adversely the economic or business benefits of this Agreement as to render it inadvisable for such party to consummate the transactions contemplated herein.

(b) Effectiveness of Registration Statement, Compliance with Securities and Other “Blue Sky” Requirements. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. 1st Financial shall have taken all such actions, if any, as required by applicable state securities laws (i) to cause the 1st Financial Stock to be issued upon consummation of the Merger, at the time of the issuance thereof, to be duly qualified or registered (unless exempt) under such laws; (ii) to cause all conditions to any exemptions from qualification or registration under such laws to have been satisfied; and (iii) to obtain any and all required approvals or consents with respect to the issuance of such stock, and any such required approvals or consents shall have been obtained and shall remain in effect.

(c) Adverse Proceedings, Injunction, Etc. There shall not be (i) any order, decree, or injunction of any court or agency of competent jurisdiction which enjoins or prohibits the Merger or any of the other transactions described herein or any of the parties hereto from consummating any such transaction; (ii) any pending or threatened investigation of the Merger or any of such other transactions contemplated herein by the U.S. Department of Justice, or any actual or threatened litigation under federal antitrust laws relating to the Merger or any other such transactions; or (iii) any suit, action, or proceeding by any person (including any governmental, administrative, or regulatory agency), pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit AB&T, 1st Financial, Alliance or Mountain 1st from consummating the transactions contemplated herein or carrying out any of the terms or provisions of this Agreement; or (iv) any other suit, claim, action, or proceeding pending or threatened against AB&T, 1st Financial, Alliance or Mountain 1st or any of their officers or directors which shall reasonably be considered by AB&T or 1st Financial to be materially burdensome in relation to the proposed transactions or materially adverse in relation to the financial condition of such corporation, and which has not been dismissed, terminated, or resolved to the satisfaction of all parties hereto within ninety (90) days of the institution or threat thereof.

(d) Approval by Shareholders. The shareholders of AB&T and 1st Financial shall have duly approved, ratified, and confirmed this Agreement and the transactions contemplated herein, all to the extent required by and in accordance with the provisions of this Agreement, applicable law, and applicable provisions of their respective Articles of Incorporation and Bylaws.

(e) Fairness Opinions.

(i) 1st Financial shall have received from The Carson Medlin Company a written opinion (the “1st Financial Fairness Opinion”) to the effect that payment of the Consideration is fair, from a financial point of view, to 1st Financial and its shareholders as of the date of approval of this Agreement by its Board of Directors; and The Carson Medlin Company shall have delivered a letter to 1st Financial, updated as of a date within five business days preceding the mailing date of the Joint Proxy Statement/Prospectus, to the effect that it remains its opinion that payment of the Consideration is fair, from a financial point of view, to 1st Financial and its shareholders.

(ii) AB&T shall have received from FIG Partners, LLC a written opinion (the “AB&T Fairness Opinion”) to the effect that the Consideration received by AB&T’s shareholders is fair, from a financial point of view, to AB&T and its shareholders as of the date of approval of this Agreement by its Board of Directors; and FIG Partners, LLC shall have delivered a letter to AB&T, updated as of a date within five business days preceding the mailing date of the Joint Proxy Statement/Prospectus, to the effect that it remains its opinion that the Consideration received by AB&T’s shareholders is fair, from a financial point of view, to AB&T and its shareholders.

(f) Tax Opinion. 1st Financial and AB&T shall have received the Tax Opinion in form satisfactory to each of them.

(g) Articles of Merger; Other Actions. Articles of Merger described in Paragraph 1.04 of this Agreement pertaining to the Merger shall have been duly executed by 1st Financial and AB&T and filed with the North Carolina Secretary of State as provided in Paragraph 1.04.

7.02. Additional Conditions to AB&T’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, AB&T’s obligations to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Material Adverse Change. There shall not have been any Material Adverse Change in or affecting 1st Financial or Mountain 1st, and there shall not have occurred any event or development and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in any such Material Adverse Change.

(b) Compliance with Laws. 1st Financial shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein and where the violation of or failure to comply with any such law or regulation is reasonably likely to have a Material Adverse Effect on 1st Financial.

(c) 1st Financial’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by AB&T as provided in Paragraph 10.02 below, each of the representations and warranties of 1st Financial contained in this Agreement shall have been true and correct as of the date hereof and shall remain true and correct in all material respects on and as of the Effective Time with the same force and effect as though made on and as of such date, except (i) for changes which are not, in the aggregate, material and adverse to the financial condition and results of operations of 1st Financial; and (ii) as otherwise contemplated by this Agreement; and 1st Financial shall have performed in all material respects all of its respective obligations, covenants, and agreements hereunder to be performed by it on or before the Closing Date.

AB&T shall have received a certificate dated as of the Closing Date and executed by 1st Financial’s President and Chief Financial Officer to the foregoing effect and as to any other matter as AB&T may reasonably request.

(d) Legal Opinion of 1st Financial’s Counsel. AB&T shall have received from 1st Financial’s counsel, Ward and Smith, P.A., New Bern, North Carolina, a written opinion, dated as of the Closing Date and in form and substance reasonably satisfactory to AB&T.

(e) Other Documents and Information from 1st Financial. 1st Financial and Mountain 1st shall have provided to AB&T correct and complete copies of their respective Bylaws, Articles of Incorporation, and board of directors and shareholder resolutions approving this Agreement and the transactions contemplated herein (all certified by their respective secretaries), together with a certificate of the incumbency of its officers and such other closing documents and information as may be reasonably requested by AB&T or its counsel.

(f) Acceptance by AB&T’s Counsel. The form and substance of all legal matters described herein or related to the transactions contemplated herein shall be reasonably acceptable to AB&T’s legal counsel, Gaeta & Eveson, P.A., Raleigh, North Carolina.

(g) No Termination or Abandonment. This Agreement shall not have been terminated or abandoned by 1st Financial.

7.03. Additional Conditions to 1st Financial’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, 1st Financial’s obligation to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Material Adverse Change. There shall not have been any Material Adverse Change in or affecting AB&T or Alliance, and there shall not have occurred any event or development and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, is reasonably likely to cause, create, or result in any such Material Adverse Change.

(b) Compliance with Laws. AB&T shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described herein and where the violation of or failure to comply with any such law or regulation is reasonably likely to have a Material Adverse Effect on AB&T.

(c) AB&T’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by 1st Financial as provided in Paragraph 10.02 below, each of the representations and warranties of AB&T and Alliance contained in this Agreement shall have been true and correct in all material respects as of the date hereof and shall remain true and correct in all material respects on and as of the Effective Time with the same force and effect as though made on and as of such date, except (i) for changes which do not, in the aggregate, result in a Material Adverse Effect on AB&T; and (ii) as otherwise contemplated by this Agreement; and AB&T shall have performed in all material respects all its obligations, covenants, and agreements hereunder to be performed by it on or before the Closing Date.

1st Financial shall have received a certificate dated as of the Closing Date and executed by AB&T’s President and Chief Financial Officer to the foregoing effect and as to such other matters as may be reasonably requested by 1st Financial.

(d) Legal Opinion of AB&T’s Counsel. 1st Financial shall have received from AB&T’s counsel, Gaeta & Eveson, P.A., Raleigh, North Carolina, a written opinion, dated as of the Closing Date and in the form and substance reasonably satisfactory to 1st Financial.

(e) Other Documents and Information from AB&T. AB&T and Alliance shall have provided to 1st Financial correct and complete copies of their respective Articles of Incorporation, Bylaws, and board of directors and shareholder resolutions approving this Agreement and the transactions contemplated herein (all certified by their respective secretaries), together with certificates of the incumbency of AB&T’s officers and such other closing documents and information as may be reasonably requested by 1st Financial or its counsel.

(f) Acceptance by 1st Financial’s Counsel. The form and substance of all legal matters described herein or related to the transactions contemplated herein shall be reasonably acceptable to 1st Financial’s legal counsel, Ward and Smith, P.A., New Bern, North Carolina.

(g) Consents to Assignment; Estoppel Certificates. AB&T shall have obtained and delivered to 1st Financial the consents to assignments of leases and contracts and landlords’ estoppel certificates requested by 1st Financial as described in Paragraph 4.01(g) above.

(h) Director Resignations. AB&T shall have obtained and delivered to 1st Financial the resignations of all of its directors in form and substance reasonably satisfactory to 1st Financial.

(i) Officer Agreement. Dan Ayscue shall have entered into the agreement set forth in Paragraph 5.01(f) hereof.

(j) No Termination or Abandonment. This Agreement shall not have been terminated or abandoned by AB&T.

ARTICLE VIII

TERMINATION; BREACH

8.01. Mutual Termination. At any time prior to the Effective Time (and whether before or after approval hereof by the shareholders of 1st Financial or AB&T), this Agreement may be terminated by the mutual agreement of 1st Financial and AB&T. Upon any such mutual termination, all obligations of 1st Financial and AB&T hereunder shall terminate and each party shall pay its own costs and expenses as provided in Paragraph 6.04 hereof.

8.02. Unilateral Termination. This Agreement may be terminated by either 1st Financial or AB&T (whether before or after approval hereof by AB&T’s or 1st Financial’s shareholders) upon written notice to the other party in the manner provided herein and under the circumstances described below.

(a) Termination by AB&T. This Agreement may be terminated by AB&T by action of its Board of Directors:

(i) if any of the conditions to the obligations of AB&T set forth in Paragraphs 7.01(e),(f) and (g) and 7.02 shall not have been satisfied in all material respects or effectively waived in writing by AB&T within 30 days of the satisfaction of the conditions set forth Paragraphs 7.01(a),(b), (c) and (d) (except to the extent that the failure of such condition to be satisfied has been caused by the failure of AB&T to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if 1st Financial shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Articles V or VI herein in any material respect;

(iii) if AB&T determines at any time that any of 1st Financial’s representations or warranties contained in Article III hereof or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, in each case such that the conditions set forth in Paragraph 7.02(b) would not be satisfied;

(iv) if, notwithstanding AB&T’s satisfaction of its obligations under Paragraphs 6.01 and 6.03, AB&T’s shareholders do not ratify and approve this Agreement and the Merger at the AB&T Shareholders’ Meeting, or if the 1st Financial Shareholders’ Meeting is not held by June 30, 2009, or such later date as shall be mutually agreed upon in writing by AB&T and 1st Financial;

(v) if the Merger shall not have become effective on or before September 30, 2009 or such later date as shall be mutually agreed upon in writing by AB&T and 1st Financial (except to the extent that the failure of such condition to be satisfied has been caused by the failure of AB&T to satisfy any of its obligations, covenants or agreements contained herein); or

(vi) at any time prior to the date of mailing of the Joint Proxy Statement/Prospectus by AB&T in order for AB&T to enter into an Acquisition Proposal that has been received by AB&T and the AB&T board of directors in compliance with Paragraph 4.03, concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by AB&T pursuant to this Paragraph 8.02(a)(vi only after the tenth Business Day following AB&T ’s provision of written notice to 1st Financial advising 1st Financial that the AB&T board of directors is prepared to accept a Superior Proposal and only if (x) during such seven-Business Day period, AB&T has caused its financial and legal advisors to negotiate with 1st Financial in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and (y) AB&T ’s board of directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by 1st Financial.

However, before AB&T may terminate this Agreement for any of the reasons specified above in (i) or (ii) of this Paragraph 8.02(a), it shall give written notice to 1st Financial in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and such termination by AB&T shall not become effective if, within thirty (30) days following the giving of such notice, 1st Financial shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of AB&T. In the event 1st Financial cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of AB&T within such notice period, termination of this Agreement by AB&T thereafter shall be effective upon its giving of written notice thereof to 1st Financial in the manner provided herein.

(b) Termination by 1st Financial. Prior to the Effective Time, this Agreement may be terminated by 1st Financial:

(i) if any of the conditions to the obligations of 1st Financial set forth in Paragraphs 7.01(e) and (f) and 7.03 shall not have been satisfied in all material respects or effectively waived in writing by 1st Financial within 30 days of the satisfaction of the conditions set forth Paragraphs 7.01(a),(b), (c) and (d) (except to the extent that the failure of such condition to be satisfied has been caused by the failure of 1st Financial to satisfy any of its obligations, covenants or agreements contained herein);

(ii) if AB&T shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Articles IV or VI herein in any material respect;

(iii) if 1st Financial determines that any of AB&T’s respective representations and warranties contained in Article II hereof or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, or that there has occurred any event or development or that there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of any person, in each case such that the conditions set forth in Paragraph 7.03(b) would not be satisfied;

(iv) if, notwithstanding 1st Financial’s satisfaction of its obligations contained in Paragraphs 6.01 and 6.03, its shareholders do not ratify and approve this Agreement and approve the Merger at the 1st Financial Shareholders’ Meeting, or the AB&T Shareholders’ Meeting is not held by June 30, 2009, or such later date as shall be mutually agreed upon in writing by AB&T and 1st Financial;

(v) if the Merger shall not have become effective on or before September 30, 2009, or such later date as shall be mutually agreed upon in writing by AB&T and 1st Financial (except to the extent that the failure of such condition to be satisfied has been caused by the failure of 1st Financial to satisfy any of its obligations, covenants or agreements contained herein); or

(vi) if (A) AB&T shall have breached Paragraph 4.03 in any respect materially adverse to 1st Financial, (B) AB&T shall have breached its obligation set forth in Paragraph 6.01(c) to make its Approval Recommendation or shall have effected a Change in Recommendation, (C) the AB&T board of directors shall have recommended approval of an Acquisition Proposal, or (D) AB&T shall have breached its obligation set forth in Paragraph 4.01(b) to hold the meeting of shareholders to approve and adopt the Plan of Merger.

However, before 1st Financial may terminate this Agreement for any of the reasons specified above in clause (i) or (ii) of this Paragraph 8.02(b), it shall give written notice to AB&T in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and, such termination by 1st Financial shall not become effective if, within 30 days following the giving of such notice, AB&T shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of 1st Financial. In the event AB&T cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of 1st Financial within such notice period, termination of this Agreement by 1st Financial thereafter shall be effective upon its giving of written notice thereof to AB&T in the manner provided herein;

(vii) as provided in Paragraph 6.08; or

(viii) if the holders of AB&T Stock or of 1st Financial Stock exercise any applicable rights of dissent and appraisal under Article 13 of the North Carolina Business Corporation Act, with respect to an aggregate number of shares of AB&T Stock or 1st Financial Stock such as would result in a reduction of three percent or more in the aggregate number of shares of 1st Financial Stock that otherwise would have been outstanding following the Effective Time, or if the holders of AB&T Preferred Stock or 1st Financial Preferred Stock exercise any such right of dissent.

8.03. Breach; Remedies.

(a) Except as otherwise provided below, in the event of a breach by 1st Financial of any of its representations or warranties contained in Article III of this Agreement or in any other certificate or writing delivered pursuant to this Agreement, or in the event of its failure to perform or violation of any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, then AB&T’s sole rights and remedies shall be (i) to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(a) or, in the case of a failure to perform or violation of any obligations, agreements or covenants, to seek specific performance thereof; and (ii) in the event of any such termination of this Agreement by AB&T due to a failure by 1st Financial to perform any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, to obtain reimbursement from 1st Financial for up to (but not more than) $250,000 in expenses described in Paragraph 6.04 which actually have been incurred and are reasonably documented by AB&T.

(b) Likewise, and except as otherwise provided below, in the event of a breach by AB&T of any of its representations or warranties contained in Article II of this Agreement, or in the event of its failure to perform or violation of any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, then 1st Financial’s sole rights and remedies shall be (i) to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(b) or, in the case of a failure to perform or violation of any obligations, agreements or covenants, to seek specific performance thereof; and (ii) in the event of any such termination of this Agreement by 1st Financial due to a failure by AB&T to perform any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, to obtain reimbursement from AB&T for up to (but not more than) $250,000 in expenses described in Paragraph 6.04 which actually have been incurred and are reasonably documented by 1st Financial.

(c) Notwithstanding any provision of this Agreement to the contrary, if any party to this Agreement breaches this Agreement by willfully or intentionally failing to perform or violating any of its obligations, agreements or covenants contained in Articles IV, V or VI of this Agreement, such party shall be obligated to pay all expenses of the other parties described in Paragraph 6.04, together with other damages recoverable at law or in equity.

ARTICLE IX

INDEMNIFICATION

9.01. Indemnification Following Termination of Agreement.

(a) By 1st Financial. 1st Financial agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend AB&T and its officers, directors, attorneys and financial advisors from and against any and all claims, disputes, demands, causes of action, suits or proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by AB&T:

(i) in connection with or which arise out of, result from, or are based upon (A) 1st Financial’s operations or business transactions or its relationship with any of its employees; (B) 1st Financial’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement; or (C) actions, suits, proceedings, injunctions or any other type of legal action brought by shareholders of 1st Financial in connection with the Merger;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by 1st Financial of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of 1st Financial to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or

(iii) in connection with or which arise out of, result from, or are based upon any information provided by 1st Financial which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus, at the time of its mailing to 1st Financial’s shareholders and AB&T’s shareholders, to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

(b) By AB&T. AB&T agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend 1st Financial and its officers, directors, attorneys and financial advisors from and against any and all claims, disputes, demands, causes of action, suits, proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by 1st Financial:

(i) in connection with or which arise out of, result from, or are based upon (A) AB&T’s operations or business transactions or its relationship with any of its employees; (B) AB&T’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement; or (C) actions, suits, proceedings, injunctions or any other type of legal action brought by shareholders of AB&T in connection with the Merger;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by AB&T of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of AB&T to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or

(iii) in connection with or which arise out of, result from, or are based upon any information provided by AB&T which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus, at the time of its mailing to 1st Financial’s shareholders and AB&T’s shareholders, to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

9.02. Procedure for Claiming Indemnification. If any matter subject to indemnification under this Article IX arises in the form of a claim (herein referred to as a “Third Party Claim”) against AB&T or 1st Financial, or their respective successors and assigns, or any of their respective subsidiary corporations, officers, directors, attorneys or financial advisors (collectively, the “Indemnitees”), the Indemnitee promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to the party obligated for indemnification hereunder (the “Indemnitor”). Within 15 days of such notice, the Indemnitor either (i) shall pay the Third Party Claim either in full or upon agreed compromise; or (ii) shall notify the applicable Indemnitee that the Indemnitor disputes the Third Party Claim and intends to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by the Indemnitor and the cost of such defense shall be borne by it, except that the Indemnitee shall have the right to participate in such defense at its own expense and provided that the Indemnitor shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind that compromises the Indemnitee hereunder. In the case of an Indemnitee that is an officer, director, financial advisor or attorney of a party to this Agreement, then that party agrees that it shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to the Indemnitor without charge therefor except for out-of-pocket expenses. If the Indemnitor fails to take action within 15 days as hereinabove provided or, having taken such action, thereafter fails diligently to defend and resolve the Third Party Claim, the Indemnitee shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. The Indemnitee also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by the Indemnitor.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.01. Survival of Representations, Warranties, Indemnification and Other Agreements.

(a) Representations, Warranties and Other Agreements. None of the representations, warranties or agreements contained in this Agreement shall survive the effectiveness of the Merger, and no party shall have any right after the Effective Time to recover damages or any other relief from any other party to this Agreement by reason of any breach of representation or warranty, any nonfulfillment or nonperformance of any agreement contained herein, or otherwise.

(b) Indemnification. The parties’ indemnification agreements and obligations pursuant to Paragraph 9.01 shall become effective only in the event this Agreement is terminated and shall survive any such termination, and neither of the parties shall have any obligations under Paragraph 9.01 in the event of or following consummation of the Merger.

10.02. Waiver. Any term or condition of this Agreement may be waived (except as to matters of regulatory approvals and other approvals required by law), either in whole or in part, at any time by the party which is, and whose shareholders are, entitled to the benefits thereof; provided, however, that any such waiver shall be effective only upon a determination by the waiving party (through action of its Board of Directors or, in the case of 1st Financial, its CEO) that such waiver would not adversely affect the interests of the waiving party or its shareholders; and, provided further, that no waiver of any term or condition of this Agreement by any party shall be effective unless such waiver is in writing and signed by the waiving party, nor shall any such waiver be construed to be a waiver of any succeeding breach of the same term or condition or a waiver of any other or different term or condition. No failure or delay of any party to exercise any power, or to insist upon a strict compliance by any other party of any obligation, and no custom or practice at variance with any terms hereof, shall constitute a waiver of the right of any party to demand full and complete compliance with such terms.

10.03. Amendment. This Agreement may be amended, modified or supplemented at any time or from time to time prior to the Effective Time (either before or after its approval by the shareholders of 1st Financial or the shareholders of AB&T) by an agreement in writing approved by both the Board of Directors of AB&T and either the Board of Directors or the CEO of 1st Financial and executed in the same manner as this Agreement; provided however, that, unless such amendment is approved by 1st Financial’s shareholders and AB&T’s shareholders, after approval of this Agreement by 1st Financial’s shareholders and AB&T’s shareholders, no change may be made in the amount of Consideration into which each share of AB&T Stock will be converted.

10.04. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or by U.S. mail, first class postage prepaid, and addressed as follows:

If to 1st Financial:	With copy to:

Gregory L. Gibson	E. Knox Proctor V
1st Financial Services Corporation	Ward and Smith, P.A.
101 Jack Street	1001 College Court
Hendersonville, North Carolina 28792-2952	New Bern, North Carolina 28563-0867
Fax: 828-693-5008	Fax: 252-672-5477

If to AB&T:	With copy to:

Daniel C. Ayscue	Anthony Gaeta, Jr.
AB&T Financial Corporation	Gaeta & Eveson, P.A.
292 West Main Avenue	8305 Falls of the Neuse Road, Suite 203
Gastonia, North Carolina 28052-4102	Raleigh, North Carolina 27615
Fax: 704-874-0093	Fax: 919-518-2146

or to such other or different addresses as may be furnished by one party to the other by like notice.

10.05. Further Assurance. 1st Financial and AB&T agree to furnish to each other party such further assurances with respect to the matters contemplated in this Agreement and their respective agreements, covenants, representations and warranties contained herein, including the opinion of legal counsel, as such other party may reasonably request.

10.06. Headings and Captions. Headings and captions of the Paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part hereof.

10.07. Gender and Number. As used herein, the masculine gender shall include the feminine and neuter, the singular number, the plural, and vice versa, whenever such meanings are appropriate.

10.08. Entire Agreement. This Agreement (including all schedules and exhibits attached hereto and all documents incorporated herein by reference) contains the entire agreement of the parties with respect to the transactions described herein and supersedes any and all other oral or written agreement(s) heretofore made, and there are no representations or inducements by or to, or any agreements between, any of the parties hereto other than those contained herein in writing.

10.09. Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision or part hereof, and in the event of such invalidity or unenforceability a valid and enforceable term that most nearly approximates the intent of the invalid or unenforceable term shall, if practicable and reasonable, be substituted.

10.10. Assignment. This Agreement may not be assigned by any party hereto except with the prior written consent of each of the other party hereto.

10.11. Counterparts. Any number of counterparts of this Agreement may be signed and delivered, each of which shall be considered an original and which together shall constitute one agreement.

10.12. Governing Law. This Agreement is made in and shall be construed and enforced in accordance with the laws of the State of North Carolina.

10.13. Previously Disclosed Information. As used in this Agreement, “Previously Disclosed” shall mean the disclosure of information by 1st Financial to AB&T, or by AB&T to 1st Financial, in a letter delivered by the disclosing party or parties to the other parties prior to the date hereof, specifically referring to this Agreement, and arranged in paragraphs corresponding to the Paragraphs, Subparagraphs and items of this Agreement applicable thereto. Information shall be deemed Previously Disclosed for the purpose of a given Paragraph, Subparagraph or item of this Agreement only to the extent that a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.

10.14 Best Knowledge. The term “Best Knowledge” as used in this Agreement with reference to certain facts or information shall be deemed to refer to facts or information of which directors or executive officers of 1st Financial or Mountain 1st, or directors or executive officers of AB&T or Alliance as the case may be, are consciously aware or of which they should have become consciously aware in the ordinary course of business and the performance of their duties as directors or executive officers.

10.15 Material Adverse Effect and Material Adverse Change. As used in this Agreement, the term “Material Adverse Effect” shall mean a material and adverse effect on financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations, or a material and adverse effect on ability to consummate the transactions described herein or carry on business as presently conducted, or the acceleration of any material obligation or indebtedness, and the term “Material Adverse Change” shall mean a material adverse change in or affecting financial condition results of operations, prospects, business, assets, loan portfolio, investments, properties or operations, or the acceleration of any material obligation or indebtedness; provided, however, that these terms shall not include any change or effect resulting directly or indirectly from: (a) the transactions contemplated by this Agreement or their announcement, (b) general economic, industry or financial conditions or events that affect the banking industry as a whole, including changes in GAAP or accounting changes imposed by regulators, (c) the impact of laws, rules, regulations, and court decisions (other than court decisions related to litigation in which a party is involved), or (d) acts of war or terrorism.

10.16. Inspection.

(a) Any right of AB&T under this Agreement to investigate or inspect the assets, books, records, files and other information of 1st Financial in no way shall establish any presumption that AB&T should have conducted any investigation or that such right has been exercised by AB&T, its agents, representatives or others. Any investigations or inspections actually made by AB&T or its agents, representatives or others prior to the date of this Agreement or otherwise prior to the Effective Time shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of 1st Financial in this Agreement.

(b) Any right of 1st Financial under this Agreement to investigate or inspect the assets, books, records, files and other information of AB&T in no way shall establish any presumption that 1st Financial should have conducted any investigation or that such right has been exercised by 1st Financial, its respective agents, representatives or others. Any investigations or inspections actually made by 1st Financial or its respective agents, representatives or others prior to the date of this Agreement or otherwise prior to the Effective Time shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of AB&T in this Agreement.

[The remainder of this page intentionally left blank; Signatures on following page.]

IN WITNESS WHEREOF, AB&T and Alliance and 1st Financial and Mountain 1st have each caused this Agreement to be executed in its name by its duly authorized officers as of the date first above written.

1st FINANCIAL SERVICES CORPORATION

BY:	/s/ Gregory Gibson
Gregory L. Gibson
Chief Executive Officer

ATTEST:

/s/ Roger Mobley
Roger Mobley, Assistant Secretary

[CORPORATE SEAL]

AB&T FINANCIAL CORPORATION

BY:	/s/ Daniel Ayscue
Daniel C. Ayscue
President and Chief Executive Officer

ATTEST:

/s/ Betsy Martin
Betsy Martin
Assistant Secretary

[CORPORATE SEAL]

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